                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-08708

            Prospectus Supplement to Prospectus dated May 15, 1998.

                                             10,800,000 Shares
    (ROYAL CARIBBEAN LOGO)              ROYAL CARIBBEAN CRUISES LTD.             (CELEBRITY CRUISE LOGO)
                                                Common Stock

                             ----------------------

     This is an offering of shares of common stock of Royal Caribbean Cruises Ltd. This prospectus supplement relates to an offering of 8,640,000 shares in the United States. In addition, 2,160,000 shares are being offered outside the United States in an international offering.

     Royal Caribbean is offering 10,000,000 of the shares to be sold in the offerings. A. Wilhelmsen AS., the selling shareholder, is offering an additional 800,000 shares. Royal Caribbean will not receive any of the proceeds from the sale of the shares of common stock being sold by A. Wilhelmsen AS.

     The common stock is listed on the New York Stock Exchange under the symbol "RCL". The last reported sale price of the common stock on September 23, 1999 was $46 3/4 per share.

     See "Risk Factors" on page S-9 to read about factors you should consider before buying shares of the common stock.

                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                                                              Per Share      Total
                                                              ---------   ------------
Initial price to public.....................................  $ 46.688    $504,225,000
Underwriting discount.......................................  $   1.61    $ 17,388,000
Proceeds, before expenses, to Royal Caribbean...............  $ 45.078    $450,775,000
Proceeds, before expenses, to A. Wilhelmsen AS..............  $ 45.078    $ 36,062,000

     To the extent that the United States underwriters sell more than 8,640,000 shares of common stock, the United States underwriters have the option to purchase up to an additional 1,296,000 shares from Royal Caribbean at the initial price to public less the underwriting discount. To the extent that the international underwriters sell more than 2,160,000 shares of common stock, the international underwriters have the option to purchase up to an additional 324,000 shares from Royal Caribbean at the initial price to public less the underwriting discount.

                             ----------------------

     The underwriters expect to deliver the shares against payment in New York, New York on September 28, 1999.

GOLDMAN, SACHS & CO.                                         MERRILL LYNCH & CO.

BANC OF AMERICA SECURITIES LLC
           WILLIAM BLAIR & COMPANY
                        A.G. EDWARDS & SONS, INC.
                                   LAZARD FRERES & CO. LLC
                                             RAYMOND JAMES & ASSOCIATES, INC.

                             ----------------------

                Prospectus Supplement dated September 23, 1999.

                         PROSPECTUS SUPPLEMENT SUMMARY

     You should read this summary together with the more detailed information and our financial statements and related notes appearing elsewhere or incorporated elsewhere in this prospectus supplement. This summary does not contain all of the information that you should consider before deciding to invest in our common stock.

     As used in this prospectus supplement, the terms "Royal Caribbean", "we", "our" and "us" refer to Royal Caribbean Cruises Ltd., the term "Celebrity" refers to Celebrity Cruise Lines Inc. and the terms "Royal Caribbean International" and "Celebrity Cruises" refer to our two cruise brands.

     Except as otherwise indicated, the source of all industry data is as reported by an industry trade group called Cruise Lines International Association. Except as otherwise indicated, the information in this prospectus supplement assumes that the underwriters' over-allotment option is not exercised.

THE COMPANY

     We are the world's second largest cruise company with 16 cruise ships that have a total of 29,800 berths. We operate our cruise ships through two cruise brands, Royal Caribbean International and Celebrity Cruises. In 1998 we carried approximately one out of every three North American guests. We believe our fleet is one of the most modern fleets of any major cruise company with an average age of approximately six years. Our ships operate worldwide with a selection of itineraries that call on more than 175 destinations.

     The cruise industry is one of the fastest growing segments of the vacation market. The number of North American guests has grown at a compound annual growth rate of approximately 9% from 1970 through 1998. From 1988 through 1998, our capacity, measured by berths, grew more rapidly than the industry, increasing by a compound annual growth rate of approximately 17%. Our profitability has increased at a rate consistently faster than our capacity growth, with our net income increasing at a compound annual growth rate of 37% during the same period and 25% during the last five years.

THE CRUISE INDUSTRY

     We believe the cruise industry enjoys strong growth for the following reasons:

     - Attractive Demographics. More than half of the recent cruise market is made up of "baby boomers," the largest segment of the population. In addition, the balance of the cruise market represents a broad demographic spectrum. Industry surveys show that the target market in North America, defined as households with income of $20,000 or more headed by a person who is at least 25 years old, is now 133 million people, and more than half of these individuals are considering a cruise as a vacation alternative.

     - Low Penetration Rates. At the end of 1998, only 11% of the North American population had ever taken a cruise. We believe this percentage will increase as the market for first-time cruisers continues to expand.

     - High Level of Guest Satisfaction. Industry surveys indicate that 94% of first-time cruisers express a high level of satisfaction with their vacation experience, finding it to be as good as or better than other vacations. This high level of guest satisfaction results in significant repeat business. According to industry surveys, eight out of ten cruisers indicate they will cruise again.

     - Continued Product Innovation. The cruise industry continues to be innovative by introducing faster, larger ships with modern designs, an even wider array of onboard activities and new itineraries. We believe these innovations generate consumer interest.

BRAND POSITIONING

     We operate two brands, Royal Caribbean International and Celebrity Cruises, that target the contemporary and premium segments of the cruise vacation market. These two segments account for the largest portion of the cruise market. We believe that by operating two brands, we are able to increase profitability by reaching a greater proportion of the cruise market through a single infrastructure and by using opportunities to cross-sell our two brands based on demand and availability.

     Royal Caribbean International's strategy is to attract a broad array of vacationing consumers in the contemporary and premium markets. The brand offers a wide variety of itineraries with varying cruise lengths and multiple options for dining, activities and entertainment on board its vessels. Onboard activities are designed to appeal to our guests interested in health and fitness, as well as those who just want to relax. Features, such as our Adventure Ocean Youth Centers, which offer supervised activities that entertain children, also make our cruises an appealing vacation choice for families. In the evenings, guests can enjoy entertainment that includes Las Vegas-style shows.

     Celebrity Cruises primarily serves the premium segment of the cruise vacation market. The brand's goal is to provide a vacation experience that delivers gourmet cuisine, impeccable service and luxurious amenities on board one of the most innovative fleets in the world. Celebrity Cruises is well known for its gourmet cuisine and AquaSpas, which are among the most luxurious spas afloat. Guests can also visit the ships' trend-setting clubs, such as Michael's Club. The brand has a high staff-to-guest ratio and butler service is offered in every suite. Staterooms are designed to be uncluttered and elegant and are among the largest in the industry.

OUR GROWTH PLANS

     We anticipate significant growth through our current fleet expansion program. Between June 30, 1999 and year-end 2002, the number of berths in the Royal Caribbean International fleet will increase by over 60%, from 21,600 to 35,100. A total of five new ships, three Eagle-class and two Vantage-class, will join the fleet. During the same period, the Celebrity Cruises fleet will almost double in size through the introduction of four Millennium-class vessels, increasing the number of berths from 8,200 to 16,350. All of these ships are designed to generate higher revenues by incorporating more outside cabins and balconies and new revenue-generating onboard features.

     We will place the first of three Eagle-class vessels, Voyager of the Seas, in service in November 1999. These 3,100 berth Eagle-class vessels will be the largest cruise ships in the world. The large size of these vessels (approximately 140,000 gross tons each) will allow us to offer alternative dining options and exceptional recreational facilities, as well as a variety of intimate spaces. Onboard activities will reach a new level for cruise ships with an ice-skating rink, rock-climbing wall and the largest health and fitness center at sea. The Eagle-class vessels will also incorporate new technology, such as Internet access, state-of-the-art conference centers and entertainment facilities and stateroom interactive TV.

     Royal Caribbean International's Vantage-class ships (approximately 85,000 gross tons each) will have 2,100 berths and, like the Eagle-class vessels, will offer alternative dining options and high quality public spaces. Entertainment options will include the first 3-D cinema on board a ship and a three-deck theater.

     Celebrity Cruises will introduce four Millennium-class ships, with 2,000 berths each. These will be the largest cruise ships (approximately 90,000 gross tons each) able to travel through the Panama Canal. Although the ships will be more than 20% larger, on a gross tonnage basis, than the fleet's existing Century-class vessels, the guest count will increase by only approximately 10%, resulting in substantial additional public space. Much of this space will be used for an 11-deck atrium, the world's largest sea-going spa, elegant designer shops and a specialty restaurant.

COMPETITIVE STRENGTHS

     We believe we have several competitive strengths that provide us with the opportunity for continued growth and increased profitability:

     - Strong Market Position. At the end of 1999, our ships will make up approximately 23% of the existing industry capacity and, more importantly, approximately 35% of the capacity available on the larger, more modern ships (those placed in service since 1985 with over 1,300 berths). Our strong market position is difficult to duplicate due to the significant capital expenditures inherent in the industry and the time needed to develop brand recognition and travel agent relationships.

     - Modern, Innovative Fleet. We believe our fleet is one of the most modern fleets of any major cruise company. Currently, our fleet has an average age of approximately six years. With the introduction of Voyager of the Seas at the end of 1999, 15 of our 17 ships will have been placed in service in the 1990s and ten ships will have been placed in service since 1995.

      We believe newer ships with more amenities generate greater enthusiasm among consumers and travel agents. They are therefore more desirable ships to cruise on, resulting in increased demand for our product.

     - Worldwide Itineraries. Our large, modern fleet allows us to offer our guests a broad array of itineraries. As we continue to grow our fleet, we are devoting additional capacity to new offerings that include around-the-world and expanded European and Latin American itineraries.

     - Economies of Scale. The addition of Celebrity Cruises and our continued fleet expansion allows us to achieve improved economies of scale. The increased size of our ships allows us to transport more guests without a corresponding increase in certain operating expenses. Our expansion has provided us with a larger revenue base which allows us to improve our operating margins.

     - Guest Satisfaction. Our guests have a high level of satisfaction. This is evident from the fact that historically each year approximately 25% of Royal Caribbean International's guests have previously sailed with it. This is also demonstrated by the numerous awards each of our brands have won.

     - Technology and Distribution Strengths. We believe we have been leaders in developing technology in the cruise industry. This technology has improved our sales management, booking capabilities and yield optimization, which enables us to better maximize revenues while minimizing costs. Our technology developments include:

        - Enterprise 2000, our computer system, which is used by both brands as the foundation for a sophisticated reservations system, sales tools for our field sales force and productivity tools for travel agents.

        - Our sophisticated pricing and yield management programs, which maximize occupancy and revenue by projecting the demand for cruises in various passenger markets and, based on numerous variables, enable us to react quickly to changes in market conditions.

        - CruiseMatch 2000(sm) and CruiseMatch 2000 Online(sm), which give travel agents direct access to our reservations system for ease of booking.

        - CruiseWriter(sm), a new state-of-the-art desktop publishing system that helps travel agents produce high quality customized brochures for their clients and, at the same time, reduces our direct marketing costs.

                                 THE OFFERINGS

Common stock offered by Royal Caribbean:
  U.S. offering.....................................  8,000,000 shares
  International offering............................  2,000,000 shares
                                                      -----------------
Total...............................................  10,000,000 shares
                                                      =================
Common stock offered by A. Wilhelmsen AS.:
  U.S. offering.....................................  640,000 shares
  International offering............................  160,000 shares
                                                      -----------------
          Total.....................................  800,000 shares
                                                      =================
Total shares offered................................  10,800,000 shares
                                                      =================
Common stock to be outstanding
  after the offerings(1)............................  179,573,427 shares
                                                      ==================

Listings............................................  Our common stock is listed on the New
                                                      York Stock Exchange and the Oslo Stock
                                                      Exchange under the symbol "RCL".

Use of Proceeds.....................................  We will use the net proceeds from the sale of the common stock for general
                                                      corporate purposes, including capital
                                                      expenditures. We will not receive any
                                                      proceeds from the sale of common stock
                                                      by A. Wilhelmsen AS.

---------------

(1) Based on 169,573,427 shares of common stock outstanding as of July 31, 1999. Excludes 7,227,936 shares of common stock issuable upon exercise of outstanding stock options at June 30, 1999.

                         SUMMARY FINANCIAL INFORMATION

     The data for the five years ended December 31, 1998 has been derived from the audited financial statements. The audited financial statements for the three years ended December 31, 1998 appear elsewhere in this prospectus supplement. The 1997 financial information includes the results of Celebrity from July 1 of that year. The data for the six months ended June 30, 1998 and 1999 and the guest data for all periods is unaudited. The financial data for the six months ended June 30, 1999 and 1998 has been derived from the unaudited financial statements appearing elsewhere in this prospectus supplement. It should be noted that the results for the six months ended June 30, 1999 are not necessarily indicative of the results to be expected for the entire year.

                                       SIX MONTHS
                                     ENDED JUNE 30,                               YEAR ENDED DECEMBER 31,
                                -------------------------   -------------------------------------------------------------------
                                   1999          1998          1998          1997          1996          1995          1994
                                   ----          ----          ----          ----          ----          ----          ----
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Revenues......................  $ 1,227,710   $ 1,316,233   $ 2,636,291   $ 1,939,007   $ 1,357,325   $ 1,183,952   $ 1,171,423
Expenses:
 Operating....................      736,823       798,995     1,593,728     1,219,268       854,478       742,467       728,760
 Marketing, selling and
   administrative.............      178,693       181,259       359,214       272,368       194,629       177,481       179,051
 Depreciation and
   amortization...............       95,694        94,985       194,614       143,816        91,185        80,071        77,892
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Operating Income..............      216,500       240,994       488,735       303,555       217,033       183,933       185,720
Other Income (Expense)(1)(2)..      (40,957)      (83,687)     (157,965)     (120,870)      (66,167)      (34,975)      (43,395)
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income Before Extraordinary
 Item.........................      175,543       157,307       330,770       182,685       150,866       148,958       142,325
Extraordinary Item(3).........           --            --            --        (7,558)           --            --        (5,700)
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net Income....................  $   175,543   $   157,307   $   330,770   $   175,127   $   150,866   $   148,958   $   136,625
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========
PER SHARE DATA:
Diluted Earnings Per Share:
Income Before Extraordinary
 Item.........................  $      0.96   $      0.86   $      1.83   $      1.20   $      1.17   $      1.16   $      1.12
Extraordinary Item(3).........           --            --            --         (0.05)           --            --         (0.05)
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net Income....................  $      0.96   $      0.86   $      1.83   $      1.15   $      1.17   $      1.16   $      1.07
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========
Weighted Average Shares and
 Potentially Dilutive
 Shares.......................  183,280,000   183,038,000   181,165,000   152,174,000   128,427,000   128,064,000   128,027,000
Common Stock Dividends........  $      0.18   $      0.16   $      0.34   $      0.29   $      0.27   $      0.24   $      0.20

GUEST DATA:
Guests Carried................      818,437       903,817     1,841,152     1,465,450       973,602       873,515       866,288
Percentage of Total
 Capacity(4)..................        103.4%        104.8%        105.2%        104.2%        101.3%        100.5%        100.8%
Weighted Average Berths(5)....       28,938        30,605        30,557        24,100        16,536        14,672        14,228
Guest Cruise Days(6)..........    5,328,734     5,697,040    11,607,906     8,759,651     6,055,068     5,224,655     5,180,426

BALANCE SHEET AND OTHER DATA:
Property and Equipment, Net...  $ 5,232,303                 $ 5,073,008   $ 4,785,291   $ 2,378,934   $ 1,758,446   $ 1,384,814
Total Assets..................    5,874,365                   5,686,076     5,339,748     2,842,299     2,203,243     1,865,004
Total Debt....................    2,405,823                   2,469,082     2,572,696     1,366,967       935,692       747,107
Shareholders' Equity..........    2,600,384                   2,454,758     2,018,721     1,084,934       965,088       845,622
Capital Expenditures..........      249,686   $   424,506       556,953     1,106,214       722,389       427,535       145,453

                                                   (Footnotes on following page)

FOOTNOTES

 (1) Interest expense is net of capitalized interest of $13.5 million and $6.9 million for the six months ended June 30, 1999 and 1998, respectively, and $15.0 million, $15.8 million, $15.9 million, $14.1 million and $7.3 million for the years 1998, 1997, 1996, 1995 and 1994, respectively.

 (2) Includes $26.5 million of loss of hire insurance resulting from ships being out of service during the six months ended June 30, 1999, a gain of $31.0 million from the sale of Song of America and a $32.0 million charge related to the write-down to fair market value of Viking Serenade in the six months ended June 30, 1998 and the year ended 1998, a $4.0 million gain from the sale of Sun Viking in 1997, a gain of $10.3 million on the sale of Song of Norway in 1996 and a gain on the sale of Nordic Prince of $19.2 million in 1995.

 (3) During 1997 and 1994, we prepaid a portion of our indebtedness resulting in extraordinary items of $7.6 million and $5.7 million, respectively.

 (4) In accordance with cruise industry practice, total capacity is calculated based on two guests per cabin even though some cabins accommodate three or four guests. A percentage in excess of 100% indicates that more than two guests occupied some cabins.

 (5) Represents double occupancy per cabin multiplied by the ratio of actual operating days to total days during the period.

 (6) Represents the number of guests carried multiplied by the number of days of their respective cruises.

                                  RISK FACTORS

     You should carefully consider the specific risk factors set forth below as well as the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, before deciding to invest in our common stock. This prospectus supplement and the accompanying prospectus contain or incorporate statements that constitute forward-looking statements regarding, among other matters, our intent, belief or current expectations about our business. These forward-looking statements are subject to risks, uncertainties and assumptions.

CHANGES IN TAX LAW OR INTERPRETATION COULD ADVERSELY AFFECT OUR TAX STATUS

     We are a foreign corporation engaged in a business in the United States and certain of our subsidiaries are foreign corporations engaged in a business in the United States or that receive income from United States sources. Drinker Biddle & Reath LLP, our United States tax counsel, have delivered an opinion that states that, under Section 883 of the Internal Revenue Code, our and our subsidiaries' income derived from or incidental to the international operation of a ship or ships is exempt from United States income tax. We believe that substantially all of our and our subsidiaries' income is derived from or is incidental to the international operation of ships within the meaning of Section 883.

     Our tax counsel is of the opinion that we and our relevant subsidiaries currently qualify for the Section 883 exemption because:
(1) our corporation and each of our relevant subsidiaries is incorporated in a qualifying jurisdiction and
(2) our common stock and convertible preferred stock are primarily and regularly traded on an established securities market in the United States.

     Our tax counsel's opinion is based in part upon its interpretation of regulations under another section of the Internal Revenue Code which contains similar statutory language and in part upon its view as to the modifications and interpretations of those regulations which should, in its opinion, reasonably be adopted if regulations published under Section 883 use a similar approach. No definitive interpretations of the relevant portions of Section 883 exist but our tax counsel understands that the issuance of proposed regulations is under active consideration. As noted in our tax counsel's opinion, future regulations or official interpretations could differ materially from our tax counsel's interpretation and, even in the absence of any regulation or official interpretation, the Internal Revenue Service might successfully challenge our tax counsel's interpretation. In addition, Section 883 is subject to change at any time by legislation. Moreover, changes could occur in the future concerning the identity, residence, or holdings of our direct or indirect shareholders that could affect our eligibility and that of our subsidiaries for the Section 883 exemption. Accordingly, it remains uncertain whether we and our relevant subsidiaries will be able to remain exempt in the future from United States income tax on United States source shipping income.

     If we and our relevant subsidiaries were not entitled to the benefit of
Section 883, we and our relevant subsidiaries would be subject to United States taxation on a portion of our income.

WE ARE CONTROLLED BY PRINCIPAL SHAREHOLDERS

     Upon the completion of the offerings, A. Wilhelmsen AS., a Norwegian corporation indirectly owned by members of the Wilhelmsen family of Norway, will own approximately 25.8% of our common stock and Cruise Associates, a Bahamian general partnership indirectly owned by various trusts primarily for the benefit of certain members of the Pritzker family of Chicago, Illinois, and various trusts primarily for the benefit of certain members of the Ofer family, will own approximately 28.3% of our common stock (25.6% and 28.0%, respectively, if the over-allotment option granted to the underwriters is exercised in full). By owning a majority of our common stock, A. Wilhelmsen AS. and Cruise Associates have the power to determine, among other things:

          - our policies and the policies of our subsidiaries,

          - the persons who will be our directors and officers and the directors and officers of our subsidiaries and

          - all actions requiring shareholder approval.

     A. Wilhelmsen AS. and Cruise Associates are parties to a shareholders' agreement. The agreement provides that our board of directors will consist of the following persons:

          - four nominees of A. Wilhelmsen AS.,

          - four nominees of Cruise Associates and

          - our Chief Executive Officer.

     The shareholders' agreement provides that the boards of directors of our subsidiaries shall have substantially similar composition. As a result of our acquisition of Celebrity, A. Wilhelmsen AS. and Cruise Associates have also agreed to vote their shares of our common stock to elect one additional director to our board of directors to be nominated by Archinav Holdings, Ltd., a former shareholder of Celebrity, for a specified period until 2004. In addition, until either of them should decide otherwise, A. Wilhelmsen AS. and Cruise Associates have agreed to vote their shares of common stock in favor of two additional named directors of our board of directors. During the term of the shareholders' agreement, certain corporate actions require the approval of at least one director nominated by A. Wilhelmsen AS. and one director nominated by Cruise Associates. Our principal shareholders are not prohibited from engaging in a business that may compete with our business, subject to certain exceptions. The failure of A. Wilhelmsen AS. and Cruise Associates to continue to own a specified percentage of our common stock might obligate us to prepay indebtedness outstanding under and/or result in the termination of our $1.0 billion unsecured revolving credit facility.

WE ARE NOT A U.S. CORPORATION

     Our corporate affairs are governed by our Restated Articles of Incorporation and By-laws and by the Business Corporation Act of Liberia. The provisions of the Business Corporation Act of Liberia resemble provisions of the corporation laws of a number of states in the United States. However, while most states have a fairly well-developed body of case law interpreting their respective corporate statutes, there are very few judicial cases in Liberia interpreting the Business Corporation Act of Liberia. For example, the rights and fiduciary responsibilities of directors under Liberian law are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Thus, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

ADDITIONAL SHARES MAY BE SOLD IN THE FUTURE

     A substantial number of shares of our common stock are available for sale in the public market. No predictions can be made as to the effect, if any, that market sales of such shares, or the availability of such shares for future sales, will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock (including shares issued upon the exercise of stock options), or the perception that such sales could occur, could adversely affect the prevailing market price for our common stock and could impair our future ability to raise capital through an offering of equity securities. We have agreed with
A. Wilhelmsen AS., Cruise Associates and Richard D. Fain that, subject to certain exceptions, none of us shall offer for sale, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of our common stock (or any option, warrant or other security convertible into or exchangeable or exercisable for common stock) for a period of 90 days from the date of this prospectus supplement without the prior written consent of Goldman, Sachs & Co. At any time following the expiration or termination of such period, each of A. Wilhelmsen AS. and Cruise Associates has the right, pursuant to a registration rights agreement, to require us, subject to certain qualifications, to effect the registration under the Securities Act of all or a specified minimum number of their shares of common stock. Monument Capital Corporation, a Liberian corporation (holder, as nominee, of 1,071,412 shares of common stock), and Archinav Holdings, Ltd. (holder of 7,597,242 shares of common stock) are also parties to the registration rights agreement. They are not subject to the 90 day restriction and may exercise their rights governed by the registration rights agreement at any time or sell under Rule 144 adopted under the Securities Act.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus include forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions regarding, among other things:

     - our operating strategies and execution of those strategies,

     - our capital expenditures, financing needs and future commitments and

     - regulatory matters potentially affecting our business and results of operations specifically and the industry in general.

     Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors, which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include:

     - general economic and business conditions,

     - cruise industry competition,

     - the impact of tax laws and regulations affecting our business or our principal shareholders,

     - the impact of changes in other laws and regulations affecting our business,

     - the delivery schedule of new vessels,

     - emergency ship repairs,

     - incidents involving cruise vessels at sea,

     - reduced consumer demand for cruises as a result of any number of reasons, including armed conflict or political instability,

     - changes in interest rates,

     - Year 2000 compliance and

     - weather.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

     We expect that the net proceeds from the sale of our common stock will be approximately $450.2 million (net of estimated expenses). We intend to use the net proceeds for general corporate purposes, including capital expenditures. As of September 23, 1999, no balance under our $1.0 billion unsecured revolving credit facility was outstanding. We will not receive any proceeds from the sale of common stock by A. Wilhelmsen AS.

                       COMMON STOCK PRICES AND DIVIDENDS

     Our common stock is listed on the New York Stock Exchange and the Oslo Stock Exchange under the symbol "RCL". The table below sets forth the quarterly intra-day high and low prices of the common stock, as reported on the New York Stock Exchange, and dividends paid on the common stock in the periods indicated below:

                                                        HIGH      LOW      DIVIDENDS
                                                        ----      ---      ---------
1999:
Third Quarter (through September 23, 1999)............  $51 5/8   $41 1/16   $   --
Second Quarter........................................   44 1/2    31 7/8     0.090
First Quarter.........................................   40 1/4    31 3/8     0.090

1998:
Fourth Quarter........................................  $37 1/8   $17        $0.090
Third Quarter.........................................   43 29/32  23 1/8     0.090
Second Quarter........................................   40 3/8    32 5/8     0.075
First Quarter.........................................   35 7/16   24 3/4     0.075

1997:
Fourth Quarter........................................  $26 13/16 $20 13/16  $0.075
Third Quarter.........................................   22 15/16  17 7/32    0.075
Second Quarter........................................   19 11/16  14 15/16   0.070
First Quarter.........................................   16 7/16   11 5/8     0.070

     On September 2, 1999, our board of directors declared a $0.11 per share cash dividend payable on September 29, 1999 to shareholders of record on September 13, 1999.

     As of July 31, 1999, there were 1,025 record holders of common stock in the United States, holding approximately 56,470,000 shares, or approximately 33% of the total outstanding common stock. Of the shares held outside of the United States, approximately 14,184,000 shares, or approximately 12.5%, are publicly traded.

     The declaration of future common stock dividends, if any, will at all times be subject to the final determination of the board of directors that a dividend is prudent at the time in consideration of the needs of our business. Payment of dividends will depend, among other things, upon our earnings, financial condition and capital requirements, dividend payments on our convertible preferred stock, and certain tax considerations of A. Wilhelmsen AS., Cruise Associates and their respective affiliates.

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization as of June 30, 1999 and pro forma to give effect to the issuance of our common stock in the offerings and the application of the net proceeds. This table should be read in conjunction with our unaudited consolidated financial statements and the notes to those financial statements appearing elsewhere in this prospectus supplement.

                                                                   AS OF JUNE 30, 1999
                                                              ------------------------------
                                                                               PRO FORMA
                                                                                FOR THE
                                                                ACTUAL         OFFERINGS
                                                                ------         ---------
                                                                (UNAUDITED, IN THOUSANDS)
Current Portion of Long-Term Debt...........................  $  128,087       $  128,087
                                                              ==========       ==========
Long-Term Debt:
     Revolving Credit Facility..............................  $       --       $       --
     Senior Notes due 2002-2008.............................     945,016          945,016
     Senior Debentures due 2018-2027........................     445,493          445,493
     Unsecured Debt.........................................     147,018          147,018
     Capital Lease Obligations..............................     435,974          435,974
     Secured Debt...........................................     304,235          304,235
                                                              ----------       ----------
          Total Long-Term Debt..............................   2,277,736        2,277,736
                                                              ----------       ----------
Shareholders' Equity:
     Preferred Stock; $.01 par value; 20,000,000 shares
       authorized; $3.625 Convertible, Series A; $50
       liquidation preference; 3,450,000 issued and
       outstanding..........................................     172,500          172,500
     Common Stock; $.01 par value; 500,000,000 authorized;
       169,551,103 and 179,551,103 shares issued,
       respectively(1)......................................       1,696            1,796
     Paid-in Capital........................................   1,368,869        1,818,979
     Retained Earnings......................................   1,062,518        1,062,518
     Treasury Stock (374,664 shares of common stock at
       cost)................................................      (5,199)          (5,199)
                                                              ----------       ----------
          Total Shareholders' Equity........................   2,600,384        3,050,594
                                                              ----------       ----------
Total Long-Term Debt and Shareholders' Equity...............  $4,878,120       $5,328,330
                                                              ==========       ==========

---------------
(1) The number of shares of common stock outstanding as of June 30, 1999 and pro forma for the offerings excludes an aggregate of 7,227,936 shares of common stock issuable upon exercise of stock options outstanding at June 30, 1999.

                            SELECTED FINANCIAL DATA

     The data for the five years ended December 31, 1998 has been derived from the audited financial statements. The audited financial statements for the three years ended December 31, 1998 appear elsewhere in this prospectus supplement. The 1997 financial information includes the results of Celebrity from July 1 of that year. The data for the six months ended June 30, 1998 and 1999 and the guest data for all periods is unaudited. The financial data for the six months ended June 30, 1999 and 1998 has been derived from the unaudited financial statements appearing elsewhere in this prospectus supplement. It should be noted that the results for the six months ended June 30, 1999 are not necessarily indicative of the results to be expected for the entire year.

                                       SIX MONTHS
                                     ENDED JUNE 30,                               YEAR ENDED DECEMBER 31,
                                -------------------------   -------------------------------------------------------------------
                                   1999          1998          1998          1997          1996          1995          1994
                                   ----          ----          ----          ----          ----          ----          ----
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Revenues......................  $ 1,227,710   $ 1,316,233   $ 2,636,291   $ 1,939,007   $ 1,357,325   $ 1,183,952   $ 1,171,423
Expenses:
 Operating....................      736,823       798,995     1,593,728     1,219,268       854,478       742,467       728,760
 Marketing, selling and
   administrative.............      178,693       181,259       359,214       272,368       194,629       177,481       179,051
 Depreciation and
   amortization...............       95,694        94,985       194,614       143,816        91,185        80,071        77,892
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Operating Income..............      216,500       240,994       488,735       303,555       217,033       183,933       185,720
Interest Income...............        2,055         6,921        15,912         4,666         2,278           965           879
Interest Expense(1)...........      (69,175)      (86,218)     (167,869)     (128,531)      (76,540)      (54,844)      (43,349)
Other Income (Expense)(2).....       26,163        (4,390)       (6,008)        2,995         8,095        18,904          (925)
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income Before Extraordinary
 Item.........................      175,543       157,307       330,770       182,685       150,866       148,958       142,325
Extraordinary Item(3).........           --            --            --        (7,558)           --            --        (5,700)
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net Income....................  $   175,543   $   157,307   $   330,770   $   175,127   $   150,866   $   148,958   $   136,625
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========
PER SHARE DATA:
Basic Earnings Per Share:
Income Before Extraordinary
 Item.........................  $      1.00   $      0.91   $      1.90   $      1.22   $      1.19   $      1.17   $      1.13
Extraordinary Item(3).........           --            --            --         (0.05)           --            --         (0.05)
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net Income....................  $      1.00   $      0.91   $      1.90   $      1.17   $      1.19   $      1.17   $      1.08
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========
Weighted Average Shares.......  169,200,000   166,262,000   167,577,000   141,010,000   127,295,000   127,035,000   126,735,000
Diluted Earnings Per Share:
Income Before Extraordinary
 Item.........................  $      0.96   $      0.86   $      1.83   $      1.20   $      1.17   $      1.16   $      1.12
Extraordinary Item(3).........           --            --            --         (0.05)           --            --         (0.05)
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net Income....................  $      0.96   $      0.86   $      1.83   $      1.15   $      1.17   $      1.16   $      1.07
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========
Weighted Average Shares and
 Potentially Dilutive
 Shares.......................  183,280,000   183,038,000   181,165,000   152,174,000   128,427,000   128,064,000   128,027,000
Common Stock Dividends........  $      0.18   $      0.16   $      0.34   $      0.29   $      0.27   $      0.24   $      0.20

GUEST DATA:
Guests Carried................      818,437       903,817     1,841,152     1,465,450       973,602       873,515       866,288
Percentage of Total
 Capacity(4)..................        103.4%        104.8%        105.2%        104.2%        101.3%        100.5%        100.8%
Weighted Average Berths(5)....       28,938        30,605        30,557        24,100        16,536        14,672        14,228
Guest Cruise Days(6)..........    5,328,734     5,697,040    11,607,906     8,759,651     6,055,068     5,224,655     5,180,426

BALANCE SHEET AND OTHER DATA:
Property and Equipment, Net...  $ 5,232,303                 $ 5,073,008   $ 4,785,291   $ 2,378,934   $ 1,758,446   $ 1,384,814
Total Assets..................    5,874,365                   5,686,076     5,339,748     2,842,299     2,203,243     1,865,004
Total Debt....................    2,405,823                   2,469,082     2,572,696     1,366,967       935,692       747,107
Shareholders' Equity..........    2,600,384                   2,454,758     2,018,721     1,084,934       965,088       845,622
Capital Expenditures..........      249,686   $   424,506       556,953     1,106,214       722,389       427,535       145,453

                                                   (Footnotes on following page)

FOOTNOTES

 (1) Interest expense is net of capitalized interest of $13.5 million and $6.9 million for the six months ended June 30, 1999 and 1998, respectively, and $15.0 million, $15.8 million, $15.9 million, $14.1 million and $7.3 million for the years 1998, 1997, 1996, 1995 and 1994, respectively.

 (2) Includes $26.5 million of loss of hire insurance resulting from ships being out of service during the six months ended June 30, 1999, a gain of $31.0 million from the sale of Song of America and a $32.0 million charge related to the write-down to fair market value of Viking Serenade in the six months ended June 30, 1998 and the year ended 1998, a $4.0 million gain from the sale of Sun Viking in 1997, a gain of $10.3 million on the sale of Song of Norway in 1996 and a gain on the sale of Nordic Prince of $19.2 million in 1995.

 (3) During 1997 and 1994, the Company prepaid a portion of its indebtedness resulting in extraordinary items of $7.6 million and $5.7 million, respectively.

 (4) In accordance with cruise industry practice, total capacity is calculated based on two guests per cabin even though some cabins accommodate three or four guests. A percentage in excess of 100% indicates that more than two guests occupied some cabins.

 (5) Represents double occupancy per cabin multiplied by the ratio of actual operating days to total days during the period.

 (6) Represents the number of guests carried multiplied by the number of days of their respective cruises.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS:

     The following table presents summary information from our Consolidated Statements of Operations and should be read together with the financial statements and the related notes included elsewhere in this prospectus supplement. The information presented for the six months ended June 30, 1999 and 1998 and the statistical information presented for all periods are unaudited and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the data.

                                  SIX MONTHS
                               ENDED JUNE 30,(1)         FOR THE YEAR ENDED DECEMBER 31,
                            -----------------------   -------------------------------------
                               1999         1998         1998          1997         1996
                               ----         ----         ----          ----         ----
                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SUMMARY CONSOLIDATED
  STATEMENTS OF
  OPERATIONS:
Revenues..................  $1,227,710   $1,316,233   $ 2,636,291   $1,939,007   $1,357,325
Operating Income..........     216,500      240,994       488,735      303,555      217,033
Net Income................     175,543      157,307       330,770      175,127      150,866
Basic Earnings Per
  Share...................  $     1.00   $     0.91   $      1.90   $     1.17   $     1.19
Diluted Earnings Per
  Share...................  $     0.96   $     0.86   $      1.83   $     1.15   $     1.17

SELECTED STATISTICAL INFORMATION:
Guests Carried............     818,437      903,817     1,841,152    1,465,450      973,602
Guest Cruise Days.........   5,328,734    5,697,040    11,607,906    8,759,651    6,055,068
Percentage of Total
  Capacity................       103.4%       104.8%        105.2%       104.2%       101.3%

OPERATING DATA AS A PERCENTAGE
  OF TOTAL REVENUES:
Revenues..................       100.0%       100.0%        100.0%       100.0%       100.0%
Expenses:
  Operating...............        60.0         60.7          60.5         62.9         63.0
  Marketing, Selling and
     Administrative.......        14.6         13.8          13.6         14.0         14.3
  Depreciation and
     Amortization.........         7.8          7.2           7.4          7.4          6.7
                            ----------   ----------   -----------   ----------   ----------
Operating Income..........        17.6         18.3          18.5         15.7         16.0
Other Income
  (Expense)(2)............        (3.3)        (6.4)         (6.0)        (6.3)        (4.9)
                            ----------   ----------   -----------   ----------   ----------
Income Before
  Extraordinary Item......        14.3%        11.9%         12.5%         9.4%        11.1%
                            ==========   ==========   ===========   ==========   ==========

---------------

(1) Our revenues are moderately seasonal, due to variations in rates and occupancy percentages. The results for the six months ended June 30, 1999 are not necessarily indicative of the results to be expected for the full year.

(2) Includes $26.5 million of loss of hire insurance resulting from ships being out of service during the six months ended June 30,1999, a gain of $31.0 million from the sale of Song of America and a $32.0 million charge related to the write-down to fair market value of Viking Serenade in the first six months of 1998 and the year ended 1998, a $4.0 million gain from the sale of Sun Viking in 1997, and a gain on the sale of Song of Norway of $10.3 million in 1996.

  Fleet Expansion

     Our fleet expansion continued with the delivery, in April 1998 to Royal Caribbean International, of the last of the six Vision-class vessels, Vision of the Seas. With the delivery of these six ships and the acquisition of Celebrity in 1997, our capacity has increased approximately 109.4% from 14,228 berths at December 31, 1994 to 29,800 at June 30, 1999.

     We currently have nine ships on order which will provide additional capacity of 21,700 berths. The aggregate contract price of the nine ships, which excludes capitalized interest and other ancillary costs, is approximately $3.6 billion, of which $135.8 million was deposited by us during the first six months of 1999, $144.6 million during 1998 and $74.3 million during 1997. Additional deposits of $101.6 million in the second half of 1999, $88.1 million in 2000 and $25.0 million in 2001 are due prior to the dates of delivery. We anticipate that overall capital expenditures will be approximately $1.0 billion, $1.2 billion and $1.4 billion for 1999, 2000 and 2001, respectively. The planned berths and expected delivery dates of the ships on order are as follows:

                                                                  EXPECTED
VESSEL                                                         DELIVERY DATES    BERTHS(1)
------                                                        ----------------   ---------
ROYAL CARIBBEAN INTERNATIONAL:
  Eagle-class
     Voyager of the Seas....................................  4th Quarter 1999     3,100
     Explorer of the Seas...................................  3rd Quarter 2000     3,100
     Adventure of the Seas..................................  2nd Quarter 2002     3,100
  Vantage-class
     Radiance of the Seas...................................  1st Quarter 2001     2,100
     Brilliance of the Seas.................................  2nd Quarter 2002     2,100
CELEBRITY CRUISES:
  Millennium-class
     Millennium.............................................  2nd Quarter 2000     2,000
     Unnamed................................................  1st Quarter 2001     2,000
     Unnamed................................................  3rd Quarter 2001     2,000
     Unnamed................................................  2nd Quarter 2002     2,000

------------------------

(1) Based on double occupancy per cabin.

     The Eagle-class vessels will be the largest cruise ships built to date. The Vantage-class vessels are a progression from Royal Caribbean International's Vision-class vessels. The Millennium-class vessels are a progression from Celebrity Cruises' Century-class vessels.

     Between June 30, 1999 and year-end 2002, our berth capacity is expected to increase by 72.8% from 29,800 to 51,500 berths.

     In May 1998, we sold Song of America for $94.5 million and recognized a gain on the sale of $31.0 million. We operated the vessel under a charter agreement until March 1999.

SIX MONTHS ENDED JUNE 30, 1999 AND 1998

  Summary

     Net income for the six months ended June 30, 1999, before the plea agreements with the U.S. Department of Justice, increased 13.9% to $189.5 million or $1.03 per share on a diluted basis compared to $166.3 million or $0.91 per share for the same period in 1998. On an as-reported basis, net income for the six-month period ended June 30, 1999 increased 11.6% to $175.5 million or $0.96 per share as compared to $157.3 million or $0.86 per share in 1998. Included in the results are charges of $14.0 million and $9.0 million in 1999 and 1998, respectively, related to the plea agreements. Revenues declined 6.7% to $1.2 billion for the six month period ended June 30, 1999 as compared to $1.3 billion in 1998. The decline in revenues for the six month period was primarily due to a decline in capacity associated with Grandeur of the Seas and Enchantment of the Seas being out of service during the period for unscheduled engine repairs and the sale of Song of America, which left the fleet in March of 1999. Additionally, Monarch of the Seas was out of service for most of the first quarter due to a grounding incident in mid-December 1998, which also negatively affected capacity for the six months ended June 30, 1999. We recover lost income from ships being out of service through our loss of hire insurance. Included in net income for the six months ended June 30, 1999 is approximately $26.5 million of loss of hire insurance.

     As a result of the temporary decline in capacity and the inclusion of loss of hire insurance in other income during the six months ended June 30, 1999, certain operating margins are not comparative year-over-year.

  Revenues

     Revenues for the first six months of 1999 declined 6.7% to $1.2 billion from $1.3 billion for the first six months of 1998. The decline in revenues was due to a 5.2% decrease in capacity and a 1.6% decline in gross revenue per available lower berth ("Yield"). The decline in Yield was the result of a decline in occupancy levels from 104.8% in 1998 to 103.4% in 1999 as well as a reduction in air revenue per diems and the redemption of discount cruise certificates, partially offset by improved guest per diems.

  Expenses

     Operating expenses decreased 7.8% to $736.8 million for the six months ended June 30, 1999 as compared to $799.0 million for the same period in 1998. The decrease was due primarily to the decline in capacity as well as lower air costs due to a lower percentage of guests electing to use our air program. Included in operating expenses were charges of $14.0 million and $9.0 million in the first six months of 1999 and 1998, respectively, related to the plea agreement with the U.S. Department of Justice. As a percentage of revenues, operating expenses decreased to 60.0% for the first six months of 1999.

     Marketing, selling and administrative expenses decreased 1.4% to $179.0 million for the first six months of 1999 from $181.3 million for the comparable period in 1998. The decrease was due primarily to a decline in domestic advertising costs offset by an increase in our European operations. As a percentage of revenue, marketing, selling and administrative expenses for the six months ended June 30, 1999 increased to 14.6% from 13.8% for the same period in 1998. The increase was due to the decline in the revenue base.

     Depreciation and amortization remained relatively consistent at $95.7 million compared to $95.0 million for the first six months of 1999 and 1998, respectively.

  Other Income (Expense)

     Gross interest expense (excluding capitalized interest) decreased to $82.7 million for the six months ended June 30, 1999 as compared to $93.1 million for the same period in 1998. The decline for the six months ended June 30, 1999 was due primarily to a decrease in the average debt level due to prepayments made during 1998 as well as a decrease in interest rates. Capitalized interest increased $6.6 million for the six months ended June 30, 1999 due to an increase in expenditures related to the ships under construction.

     Included in other income (expense) for the six months ended June 30, 1999 was $26.5 million of loss of hire insurance resulting from ships being out of service. Other income (expense) in 1998 included a gain of $31.0 million from the sale of Song of America as well as a $32.0 million charge related to the write-down to fair market value of Viking Serenade.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

  Summary

     We reported improved revenues, operating income, net income and earnings per share for the year ended December 31, 1998. The improvements were driven primarily by capacity increases resulting from the acquisition of Celebrity in July 1997, and additions to the Royal Caribbean International brand as well as improved Yield. Net income for 1998 included a $9.0 million charge related to a plea agreement with the U.S. Department of Justice in the second quarter and a reduction in earnings of approximately $9.0 million related to the grounding of Monarch of the Seas in the fourth quarter. Also included in net income for 1998 was a $31.0 million gain on the sale of Song of America and a $32.0 million write-down of Viking Serenade to reflect its estimated fair market value. Net income for 1997 included an extraordinary loss of $7.6 million resulting from the early extinguishment of debt as well as a gain of $4.0 million from the sale of Sun Viking. Accordingly, on a comparable basis, before these items, earnings increased to $349.8 million or $1.93 per share in 1998, from $178.7 million or $1.17 per share in 1997.

  Revenues

     Revenues increased 36.0% to $2.6 billion compared to $1.9 billion in 1997. The increase in revenues was primarily due to a 31.2% increase in capacity and a 3.6% increase in Yield. The acquisition of Celebrity (which occurred in July
1997) accounted for approximately two-thirds of the capacity increase, while additions to the Royal Caribbean International fleet accounted for the balance of the increase. The increase in Yield was due to an increase in occupancy levels to 105.2% as compared to 104.2% in 1997 as well as an increase in cruise ticket per diems, partially offset by a reduction in shipboard revenue per diems. The reduction in shipboard revenue per diems was due to the inclusion of Celebrity's results for the full year 1998 as compared to six months in 1997. Celebrity derives a higher percentage of its shipboard revenue from concessionaires than does Royal Caribbean International, resulting in a dilutive effect on the per diem. Concessionaires pay us a net commission which is recorded as revenue, in contrast to in-house operations, where shipboard revenues and the related cost of sales are recorded on a gross basis.

  Expenses

     Operating expenses increased 30.7% in 1998 to $1.6 billion as compared to $1.2 billion in 1997. The increase in operating expenses was primarily due to the increase in capacity. Included in operating expenses was a $9.0 million charge related to the plea agreement with the U.S. Department of Justice. As a percentage of revenues, operating expenses decreased 2.4% in 1998 due to improved ticket pricing as well as the inclusion of Celebrity results for the full year of 1998 versus six months of 1997. The operating expenses of Celebrity as a percentage of revenues were lower than Royal Caribbean International's due to lower shipboard cost of sales as a result of the higher use of concessionaires onboard Celebrity vessels as discussed above.

     Marketing, selling and administrative expenses increased 31.9% in 1998 to $359.2 million from $272.4 million in 1997. The increase was primarily due to the acquisition of Celebrity as well as higher advertising and staffing costs. As a percentage of revenues, marketing, selling and administrative expenses decreased to 13.6% in 1998 as a result of economies of scale.

     Depreciation and amortization increased to $194.6 million in 1998 from $143.8 million in 1997. The increase was primarily due to the acquisition of Celebrity as well as additions to the Royal Caribbean International fleet.

  Other Income (Expense)

     Interest expense, net of capitalized interest, increased to $167.9 million in 1998 as compared to $128.5 million in 1997. The increase was due to the increase in the average debt level as a result of our fleet expansion program as well as the acquisition of Celebrity in July 1997.

     Included in other income (expense) in 1998 was a $31.0 million gain from the sale of Song of America as well as a $32.0 million charge related to the write-down to fair market value of Viking Serenade. Based on our strategic objective to maintain a modernized fleet, the unique circumstances of this vessel and indications of the current value of Viking Serenade, we recorded a write-down of the carrying value to its current estimated fair market value. We continue to operate and depreciate the vessel which is classified as part of Property and Equipment on the balance sheet.

     On December 15, 1998, Monarch of the Seas experienced significant damage to the ship's hull and equipment, resulting in the ship being out of service until mid-March 1999. The incident resulted in a net reduction in earnings of approximately $9.0 million, or $0.05 per share in the fourth quarter of 1998. This reduction was comprised of lost revenue, net of related variable expenses, of $5.2 million, and costs associated with repairs to the ship, passenger transportation and lodging, commissions and various other costs, net of estimated insurance recoveries, of $3.8 million. The costs of $3.8 million were included in other income (expense) for the quarter and year ended December 31, 1998.

     Included in other income (expense) in 1997 was a $4.0 million gain from the sale of Sun Viking.

  Extraordinary Item

     Included in 1997 was an extraordinary charge of $7.6 million or $0.05 per share related to the early extinguishment of debt.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

  Revenues

     Revenues increased 42.9% in 1997 to $1.9 billion compared to $1.4 billion in 1996 as a result of a 40.7% increase in capacity as well as an increase in Yield. The acquisition of Celebrity contributed 22.1% of the capacity increase while additions to the Royal Caribbean International fleet accounted for 18.6% of the increase. Yield for the year increased 1.5% over 1996 as a result of an increase in occupancy. Occupancy levels increased to 104.2% in 1997 as compared to 101.3% in 1996.

  Expenses

     Operating expenses increased 42.7% to $1.2 billion in 1997 as compared to $854.5 million in 1996. This increase in operating expenses was primarily due to the 40.7% increase in capacity and higher variable costs associated with the increased occupancy.

     Marketing, selling and administrative expenses increased 39.9% in 1997 to $272.4 million versus $194.6 million in 1996. The increase was primarily due to the acquisition of Celebrity, an increase in staffing and additional advertising costs. These expenses decreased as a percentage of revenues in 1997 as a result of the economies of scale achieved with the increase in capacity.

     Depreciation and amortization increased to $143.8 million in 1997 from $91.2 million in 1996. The increase was primarily due to the acquisition of Celebrity as well as additions to the Royal Caribbean International fleet.

  Other Income (Expense)

     Interest expense, net of capitalized interest, increased to $128.5 million in 1997 from $76.5 million in 1996. The increase was a result of an increase in the average debt level associated with our fleet expansion program and with our acquisition of Celebrity in July 1997.

     Other income (expense) in 1997 included a gain of $4.0 million from the sale of Sun Viking as compared to 1996 which included a gain of $10.3 million from the sale of Song of Norway.

  Extraordinary Item

     In May 1997, we redeemed the remaining $104.5 million of 11 3/8% Senior Subordinated Notes and incurred an extraordinary charge of $7.6 million, or $0.05 per share on the early extinguishment of debt.

LIQUIDITY AND CAPITAL RESOURCES

  Sources and Uses of Cash

     Net cash provided by operating activities was $330.0 million for the first six months of 1999 as compared to $371.0 million for the first six months of 1998 and $526.9 million in 1998 as compared to $434.1 million in 1997 and $299.5 million in 1996. The decrease in the first six months of 1999 was due to changes in working capital. The increase in both 1998 and 1997 was primarily due to higher net income as well as changes in working capital.

     In March 1998, we issued $150.0 million of 6.75% Senior Notes due 2008 and $150.0 million of 7.25% Senior Debentures due 2018. The net proceeds were approximately $296.1 million.

     In March 1998, we issued 6,100,690 shares of common stock. The net proceeds were approximately $165.5 million.

     Our capital expenditures decreased to $250.0 million for the first six months of 1999 as compared to $424.5 million for the first six months of 1998. Capital expenditures included $185.5 million and $94.6 million in payments for ships currently under construction during the first six months of 1999 and 1998, respectively. Also included in capital expenditures in the first six months of 1998 was $300.6 million in payments for Vision of the Seas, which entered service in the second quarter of 1998. During the year ended December 31, 1998, our capital expenditures were approximately $557.0 million as compared to $1.1 billion during 1997 and $722.4 million during 1996. The largest portion of capital expenditures related to the delivery of Vision of the Seas in 1998, delivery of Rhapsody of the Seas, Enchantment of the Seas and Mercury in 1997, delivery of Splendour of the Seas and Grandeur of the Seas in 1996, as well as progress payments for ships under construction during 1998, 1997 and 1996. Also included in capital expenditures were shoreside capital expenditures and costs for vessel improvements to maintain consistent fleet standards.

     We received proceeds of $94.5 and $100.0 million from the sale of vessels during 1998 and 1997, respectively.

     Capitalized interest increased to $13.5 million for the first six months of 1999 from $6.9 million for the first six months of 1998. For the full year of 1998 capitalized interest was $15.0 million, down from $15.8 million in 1997 and $15.9 million in 1996. The increase during the first six months of 1999 was due to an increase in expenditures related to ships under construction.

     We paid quarterly cash dividends on our common stock of $30.5 million, $55.2 million and $40.8 million during the first six months of 1999, and the years 1998 and 1997, respectively. In addition, we paid quarterly cash dividends on our convertible preferred stock of $6.2 million, $12.5 million and $9.2 million during the first six months of 1999, and the years 1998 and 1997, respectively.

     We made principal payments totaling approximately $60.6 million, $335.1 million and $245.4 million under various term loans and capital lease agreements during the first six months of 1999 and the full year of 1998 and 1997, respectively.

  Future Commitments

     We currently have nine ships on order which will provide additional capacity of 21,700 berths. The aggregate contract price of the nine ships, which excludes capitalized interest and other ancillary costs, is approximately $3.6 billion, of which we deposited $135.8 million during the first six months of 1999, $144.6 million during 1998 and $74.3 million during 1997. Additional deposits are due prior to the dates of delivery of $101.6 million in the second half of 1999, $88.1 million in 2000 and $25.0 million in 2001. We anticipate that overall capital expenditures will be approximately $1.0 billion, $1.2 billion and $1.4 billion for 1999, 2000 and 2001, respectively.

     As a normal part of our business, depending on market conditions, pricing and our overall growth strategy, we continuously consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships which are older in age and design.

     We had $2.3 billion of long-term debt as of June 30, 1999, of which $128.1 million is due during the twelve month period ending June 30, 2000.

     We continuously consider potential acquisitions and strategic alliances. If any of these were to occur, they would be financed through the incurrence of additional indebtedness, the issuance of additional shares of equity securities or from cash flows from our operations.

  Funding Sources

     As of June 30, 1999, our liquidity was $1.2 billion consisting of $156.8 million in cash and cash equivalents and $1.0 billion available under our $1.0 billion unsecured revolving credit facility. Capital expenditures and scheduled debt payments will be funded through a combination of cash flows provided by our operations, drawdowns under our $1.0 billion unsecured revolving credit facility, and sales of securities in private or public securities markets. In addition, the agreements related to the ships scheduled for delivery subsequent to 1999 require the shipyards to make available export financing for up to 80% of the contract price of the vessels.

     Our cash management practice is to utilize excess cash to reduce outstanding balances on the $1.0 billion unsecured revolving credit facility and, to the extent the cash balances exceed the amounts drawn under the $1.0 billion unsecured revolving credit facility, we invest in short-term securities.

  Other

     We enter into interest rate swap agreements to manage interest costs as part of our liability risk management program. The differential in interest rates to be paid or received under these agreements is recognized in income as part of interest expense over the life of the contracts. The objective of the program is to modify our exposure to interest rate movements. We continuously evaluate our debt portfolio, including interest rate swap agreements, and make periodic adjustments to the mix of fixed rate and floating rate debt based on our view of interest rate movements.

IMPACT OF YEAR 2000

     The "Year 2000 issue" is the result of computer programs that were written using two digits rather than four to define the applicable year. If our computer programs with date-sensitive functions are not Year 2000 compliant, they may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions to operations.

  State of Readiness

     We continuously upgrade our computer systems. In 1992, we implemented a new computer reservation and passenger services system which was designed to be Year 2000 compliant. Since then, we have sought to fix Year 2000 issues as an indirect part of our efforts to upgrade many of our internally developed computer systems. Prior to 1998, we did not separately track associated Year 2000 software compliant costs.

     In 1997, we engaged a third-party consultant to assess our status relating to the Year 2000 issue. The assessment was completed in early 1998. We then formed an internally staffed program management office that is conducting a comprehensive review of computer programs to address the impact of the Year 2000 issue on our operations and otherwise address the Year 2000 issues identified by the third-party consultant (the "Year 2000 Project"). Employees in various departments are assisting the program management office by addressing Year 2000 issues applicable to their departments.

     We have identified three major categories of Year 2000 risk:

- internally developed software systems -- these include our reservation, accounting, remote reservation booking and revenue management systems,

- third-party supplied software systems and equipment with embedded chip technology -- these include our computer hardware equipment, building facilities control systems and shipboard equipment and control systems (e.g., navigation, engine, and bridge control systems, fire alarm and safety systems) and

- external vendors and suppliers -- these include key suppliers (e.g., suppliers of air travel, hotel accommodations, food and other on board provisions), travel agents, on board concessionaires and other third parties whose system failures potentially could have a significant impact on our operations.

     The general phases common to all three categories are (1) inventorying Year 2000 items, (2) assessing the Year 2000 compliance of key items, (3) repairing or replacing key internally developed and third-party supplied non-compliant items, (4) testing and certifying key internally developed and third-party supplied items, and (5) designing and implementing contingency plans as needed.

     We have completed our inventory and assessment of our key internally developed software systems and equipment and have repaired those internally developed software systems that were determined non-compliant. We plan to complete testing and certification of these systems by the end of the third quarter of 1999, at which time we expect that our key internally developed software systems will be Year 2000 compliant. We have retained a third-party consultant to perform an independent study and evaluation of our certification and testing procedures.

     Through the use of questionnaires and other communications with third party suppliers of software systems and equipment and external vendors, we have completed our assessment of material software and equipment supplied by third parties and identified those external vendors whose system failures could potentially have a significant impact on our operations. We have requested that all identified non-compliant systems and equipment be remediated. Depending on the third party's response, we will implement appropriate contingency plans, including, when possible, the repair or replacement of supplied systems or equipment or the replacement of the external vendor. We expect to complete most remediation and certification of third-party supplied software systems and equipment and evaluation of compliance by external vendors by the end of the third quarter of 1999 and the remainder in the fourth quarter of 1999.

     We are developing contingency plans for each of our critical business units and cruise vessels which identify and determine how to handle the most reasonably likely worst case scenarios in the event of system failures. The plans assess the impact of system failures on business operations and provide for backup and/or alternate procedures to be followed if a failure should occur. The plans (1) provide for the establishment of a command center at our facilities during the Year 2000 rollover to monitor fleet and shoreside operations, (2) provide for the assignment of key internal staff to be on-site at our facilities during the Year 2000 rollover, and (3) identify individuals from key external suppliers who can be contacted if necessary in the event of system failures. The plans also provide for the stockpiling of essential and critical supplies and the identification of alternative supply sources should there be a disruption of the normal supply chain operations. We plan to substantially complete our contingency planning by the end of the third quarter of 1999 with refinements to be made as needed throughout the remainder of the year.

  Risks

     Based on our current assessment efforts, we do not believe that Year 2000 issues will have a material adverse effect on the results of our operations, liquidity or financial condition. However, this assessment is dependent on the ability of third-party suppliers and others whose system failures potentially could have a significant impact on our operations to be Year 2000 compliant. For instance, our operations could be impacted by disruptions in airlines, port authorities, travel agents or others in the transportation or sales distribution channels whose systems are not Year 2000 compliant. Although we cannot control the conduct of these third parties, the Year 2000 Project is expected to reduce our level of uncertainty and the adverse effect that any failures may have.

  Costs

     The total cost associated with required modifications to become Year 2000 compliant are not expected to be material to our financial position.

     We estimate approximately $6.0 million in expense to be incurred on efforts directly related to fixing the Year 2000 issue, as well as an additional $5.0 million of capital expenditures related to the accelerated replacement of non-compliant systems. We have incurred approximately $3.1 million in expense since January 1, 1998, and spent an additional $2.7 million for capital expenditures related to the accelerated replacement of non-compliant systems. Estimated costs do not include costs that may be incurred as a result of the failure of any third parties to become Year 2000 compliant or costs to implement any contingency plans.

     The information contained in this "Impact of Year 2000" section is a Year 2000 Readiness Disclosure pursuant to the Year 2000 Information and Readiness Disclosure Act.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

  General

     We are exposed to market risks attributable to changes in interest rates, currency exchange rates and commodity prices. As a result, we enter into various derivative transactions to manage a portion of these exposures to market risk pursuant to our hedging practices and policies. The impacts of these hedging instruments are offset by corresponding changes in the underlying exposures being hedged. We achieve this by closely matching the amount, term and conditions of the derivative instrument with the underlying risk being hedged. We do not hold or issue derivative financial instruments for trading or other speculative purposes. Derivative positions are monitored using techniques including market valuations and sensitivity analysis.

  Interest Rate Risk

     Our exposure to market risk for changes in interest rates relates to our long-term debt obligations. At December 31, 1998, the fair value of our long-term fixed rate debt was estimated at approximately $2,565.0 million using quoted market prices where available, or discounted cash flow analyses. Market risk associated with our long-term debt is the potential increase in fair value resulting from a decrease in interest rates. We use interest rate swaps to modify our exposure to interest rate movements and manage our interest expense. Our interest rate swaps are primarily floating rate instruments that are tied to LIBOR. The fair value of our interest rate swaps was approximately $48.6 million at December 31, 1998. A 10% decrease in assumed interest rates would increase the fair value of our long-term debt by approximately $73.8 million. This increase would be partially offset by an increase in the fair value of our interest rate swaps of $18.6 million.

                                  THE COMPANY

     We are the world's second largest cruise company with 16 cruise ships and a total of 29,800 berths. Our ships operate worldwide with a selection of itineraries that call on more than 175 destinations.

     We operate two brands, Royal Caribbean International and Celebrity Cruises. We acquired Celebrity in July 1997. Both brands offer a wide array of shipboard activities, services and amenities, including swimming pools, sun decks, beauty salons, exercise and massage facilities, gaming facilities, lounges, bars, show-time entertainment, retail shopping and cinemas. Although many of the shipboard activities are included in the base price of the cruise, revenues are also realized from gaming facilities, the sale of alcoholic and other beverages, retail sales and shore excursions.

     THE ROYAL CARIBBEAN INTERNATIONAL BRAND

     Royal Caribbean International serves the volume cruise vacation market which we categorize as the contemporary and premium segments. The brand operates 11 cruise ships with an aggregate of 21,600 berths, offering various cruise itineraries that range from three to 21 nights and call on more than 140 destinations.

     Royal Caribbean International's strategy is to attract a broad array of vacationing consumers in the contemporary segment of the volume market by providing a wide variety of itineraries with varying cruise lengths and multiple options for dining and entertainment aboard its vessels. We believe that the variety and quality of Royal Caribbean International's product offering represents excellent value to consumers, especially to couples and families traveling with children. While the brand is positioned at the upper end of the contemporary segment, we believe that Royal Caribbean International's quality enables it to attract consumers from the premium segment as well, thereby achieving the broadest market coverage of any of the major brands in the cruise industry.

     THE CELEBRITY CRUISES BRAND

     Celebrity Cruises primarily serves the premium segment of the cruise vacation market. Celebrity Cruises operates five cruise ships with an aggregate of 8,200 berths. Celebrity Cruises offers various cruise itineraries that range from five to 19 nights and call on more than 80 destinations in Alaska, Bermuda, the Caribbean, Europe, Mexico, and the Panama Canal.

     Celebrity Cruises' strategy is to attract consumers who want an enhanced cruise vacation in terms of modern vessels, gourmet dining and service, large staterooms, a high staff-to-guest ratio, luxurious spas and high technology. These are hallmarks of the premium cruise vacation market, which is Celebrity Cruises' primary target. Celebrity Cruises also attracts consumers from the contemporary and luxury cruise categories.

INDUSTRY

     Since 1970, cruising has been one of the fastest growing sectors of the vacation market, as the number of North American guests has grown to an estimated 5.4 million in 1998 from 0.5 million in 1970, a compound annual growth rate of approximately 9%, according to Cruise Lines International Association. We have capitalized on the increasing popularity of cruises through an extensive fleet expansion program. Our revenues increased at a compound annual growth rate of approximately 18% between 1988 and 1998. Our market share of North American cruise guests carried in 1998 is estimated to have been 33.9%.

     The following table details the growth in the industry as a whole and our growth over the past five years based on guests carried for at least three consecutive nights:

                                                    GUESTS        NORTH
                                                  CARRIED ON    AMERICAN
                                                     OUR         CRUISE         OUR
YEAR                                               SHIPS(2)     GUESTS(1)    PERCENTAGE
----                                              ----------    ---------    ----------
1994............................................  1,051,868     4,448,000       23.6%
1995............................................  1,058,126     4,378,000       24.2
1996............................................  1,245,696     4,659,000       26.7
1997............................................  1,633,457     5,051,000       32.3
1998............................................  1,841,152     5,428,000       33.9

---------------

(1) Source: Cruise Lines International Association.

(2) 1994 -- 1997 are pro forma to include Celebrity.

     According to Cruise Lines International Association and other trade publications, the North American market was served by an estimated 130 cruise ships with an aggregate capacity of approximately 101,650 berths at the end of 1993. The number of berths in the industry is estimated to have increased to approximately 127,750 berths on 122 ships by the end of 1998. Offsetting this increase in capacity, over the last five years, approximately 48 ships with an aggregate capacity of approximately 28,850 berths have either been retired or moved out of the North American market. There are a number of cruise ships on order with a total estimated capacity of 77,150 berths which will be placed in service between 1999 and 2004. Although we cannot predict the rate at which future retirements will occur, we believe ship retirements will continue due to competitive pressures and the age of the vessels.

     During 1998, our weighted average berth capacity increased 9.8% (on a pro forma basis to include Celebrity as of January 1, 1997) versus the industry average of 8.7%. The following table details the supply of berths marketed in North America:

                                                           WEIGHTED AVERAGE
                                                           SUPPLY OF BERTHS
                                                             MARKETED IN      PERCENTAGE
YEAR                                                       NORTH AMERICA(1)     CHANGE
----                                                       ----------------   ----------
1994.....................................................      102,130            4.7%
1995.....................................................      103,313            1.2
1996.....................................................      105,586            2.2
1997.....................................................      109,257            3.5
1998.....................................................      118,747            8.7

---------------

(1) Source: Cruise Lines International Association, other trade publications and our estimates.

     Cruise lines compete for consumers' disposable leisure time dollars with other vacation alternatives such as land-based resort hotels and sightseeing destinations, and public demand for such activities is influenced by general economic conditions. We believe that cruise guests currently represent only a small share of the vacation market and that a significant portion of cruise guests carried are "first-time cruisers."

     We operate principally in Alaska, the Bahamas, Bermuda, the Caribbean, Canada, Europe, Hawaii, Mexico, the Panama Canal and Scandinavia. Competition for cruise guests in all of these geographic areas is vigorous. In most of these areas, we compete with cruise ships owned by other international operators. We compete with a number of cruise lines; however, our principal competitors are Carnival Cruise Line, Holland America Line, Norwegian Cruise Line and Princess Cruises. We compete principally on the basis of quality of service, variety of itineraries and price.

OPERATING STRATEGIES

     Our principal operating strategies are to:

     - build the awareness and market penetration of both brands,

     - continue to expand our fleet with state-of-the-art cruise ships,

     - broaden our itineraries worldwide,

     - maintain our competitive position with respect to the quality and innovation of our onboard product,

     - further expand our international guest sourcing,

     - utilize sophisticated yield management systems (revenue optimization per berth),

     - further improve our technological capabilities and

     - maintain strong relationships with travel agencies, the principal industry distribution system.

  BRAND AWARENESS

     Our strategy is to continue to broaden the recognition of both the Royal Caribbean International brand and the Celebrity Cruises brand in the cruise vacation marketplace. Each brand has a distinct identity and marketing focus but utilizes shared infrastructure resources.

     Royal Caribbean International has positioned itself in the contemporary and premium segments of the cruise vacation market and focuses on providing multiple choices to its guests through a variety of itineraries, accommodations, dining options, ship activities and shore excursions. Hallmarks of the brand include friendly service, family programs, entertainment, health and fitness and activities designed for various age groups.

     Celebrity Cruises primarily serves the premium segment of the cruise vacation market. The brand is recognized for its gourmet dining, impeccable service, large staterooms, a high staff-to-guest ratio and luxurious spa facilities. In 1998 and 1999, Berlitz rated Celebrity Cruises the highest rated premium cruise line in the large vessel category (over 1,000 berths).

  FLEET EXPANSION

     Currently, our combined fleet has an average age of approximately six years, which we believe is the youngest of any major cruise company. On a combined basis, from 1999 through 2002, our year-end berth capacity is expected to increase 56.5% from 32,900 to 51,500 berths.

     Our increased average ship size and number of available berths have enabled us to achieve certain economies of scale. Larger ships allow us to transport more guests than smaller ships without a corresponding increase in certain operating expenses. This increase in fleet size also provides a larger revenue base to absorb our marketing, selling and administrative expenses.

     ROYAL CARIBBEAN INTERNATIONAL

     Founded in 1968, Royal Caribbean International was the first cruise line to design ships specially for warm water year round cruising. Royal Caribbean International operated a modern fleet in the 1970's and early 1980's, establishing a reputation for high quality. Between 1988 and 1992, the brand tripled its capacity by embarking on its first major capital expansion program. Royal Caribbean International committed to its second capital expansion program with orders for six Vision-class vessels, ranging in size from 1,800 to 2,000 berths, for delivery from 1995 through 1998. During this same period, Royal Caribbean International sold four of its original vessels because these ships were older in age and design and no longer consistent with its image and marketing strategy. With the delivery of the Vision-class vessels, Royal Caribbean International's capacity increased by 61.7% from

14,228 at December 31, 1994 to 23,000 berths at the end of 1998. Each Vision-class ship features a seven-deck atrium with glass elevators, skylights and glass walls, a pool and entertainment complex covered by a moveable glass roof, hundreds of cabins with verandahs, a two-deck main dining room, a state-of-the-art show theater, a glass-encased indoor/outdoor cafe and a shopping mall. The ships are designed to be faster than most cruise ships which permits more flexibility in itinerary planning.

     Royal Caribbean International currently has three Eagle-class vessels on order. The three ships are scheduled for delivery in the fourth quarter of 1999, third quarter of 2000 and second quarter of 2002. The Eagle-class vessels will be the largest passenger cruise ships built to date. Each ship will have approximately 140,000 gross tons with 3,100 berths. This new generation of vessels will be designed to provide more diverse vacation options for families and for those seeking active sports and entertainment alternatives. Each Eagle-class ship features: the cruise industry's first horizontal atrium (which is the length of two football fields, four decks high and includes two eleven-deck atriums), recreational activities such as rock climbing and ice skating, enhanced staterooms, expanded dining options and a variety of intimate spaces.

     Royal Caribbean International also has two Vantage-class vessels on order scheduled for delivery in the first quarter of 2001 and second quarter of 2002. The Vantage-class is a progression from the brand's Vision-class series and will have approximately 2,100 berths.

     Based upon current ship orders, Royal Caribbean International's capacity is expected to increase 62.5% from June 30, 1999 to 35,100 berths at year-end 2002.

     CELEBRITY CRUISES

     Celebrity Cruises was founded in 1990 and operated three ships between 1992 and 1995. Between 1995 and 1997, Celebrity Cruises undertook its first capital expansion program, adding three Century-class vessels which range in size from 1,750 to 1,850 berths and disposing of one of its original three vessels. Celebrity Cruises has on order four Millennium-class vessels which will have 2,000 berths each and are scheduled for delivery in the second quarter 2000, first quarter 2001, third quarter 2001 and second quarter 2002. The Millennium-class ships are a progression from the Century-class vessels, which have been widely accepted in the premium segment of the marketplace. This new class of vessels will build on the brand's primary strengths, including gourmet dining, large cabins, luxurious spa facilities and impeccable service.

     From 1999 through 2002, Celebrity Cruises' year-end berth capacity is expected to increase 99.4% from 8,200 to 16,350 berths.

  WORLDWIDE ITINERARIES

     Our ships operate worldwide with a selection of itineraries that call on more than 175 destinations. New ships allow us to expand into new destinations, itineraries and markets. In late 1999, Royal Caribbean International will be offering the Royal Journeys(sm) program which offers 10 global cruise itineraries visiting 41 ports in 19 countries on four continents. Celebrity Cruises has repositioned a vessel to the European market. In addition, we are increasing our capacity in the short cruise market in 2000 by establishing a Royal Caribbean International vessel year-round in Port Canaveral to provide 3 and 4-night Bahamas cruises.

  PRODUCT INNOVATION

     We recognize the need for new and innovative onboard products and experiences for our guests, which we develop based on guest feedback, crew suggestions and competitive product reviews. Accordingly, we continue to invest in design innovations on new ships and additional product offerings on our existing fleet. Expanded dining options, recreational activities such as rock climbing and ice skating and the latest technology such as our Internet Cafe and interactive TV are among the services to be offered in the future.

  INTERNATIONAL GUESTS

     International guests continue to provide an increasing share of our growth. International guests have grown from approximately 7% of total guests in 1991 to approximately 16% of total guests in 1998. One of our strategies is to use fleet deployment and expanded itineraries to increase our guest sourcing outside North America. In 1998, we hired a senior vice president of international sales and marketing to further develop and expand our international sales capability. We carry out our international sales effort through our sales offices located in London, Frankfurt, Oslo, Genoa and Paris, and a network of 36 independent international representatives located throughout the world. We are also able to accept bookings in various currencies.

  YIELD MANAGEMENT

     We continue to develop more sophisticated pricing and yield management programs to maximize our occupancy and revenue by projecting the demand for our cruises in various passenger markets and, based on certain variables, directing our marketing efforts toward such markets. In addition to projecting demand, we believe these programs will enable us to react quickly to changes in market conditions.

  TECHNOLOGICAL DEVELOPMENT

     Our computer system, known as Enterprise 2000, is used by both brands and provides the foundation for a sophisticated reservation system, sales tools to be used by our field sales force and productivity tools for travel agents. We have developed a corporate shoreside intranet as well as electronic ship to shore communication tools to improve our internal productivity. Both Royal Caribbean International and Celebrity Cruises have extensive websites, providing access to millions of Internet users throughout the world.

  TRAVEL AGENCY SUPPORT

     Because essentially all of the bookings for our ships are made by independent travel agencies, we are committed to supporting the travel agency community. We maintain a large sales support organization including 100 district sales managers supporting both brands in North America. We were the first cruise company to develop an automated booking system, CruiseMatch 2000. This automated reservations system allows travel agents direct access to our computer reservation system to improve ease of bookings. More than 30,000 independent travel agencies worldwide can book cruises for both brands using CruiseMatch 2000. We also offer CruiseMatch 2000 Online which makes CruiseMatch 2000 accessible to travel agencies through the Royal Caribbean International and Celebrity Cruises websites. In 1998, we launched CruiseWriter, a state-of-the-art desktop publishing system that allows travel agents to customize marketing materials for their clients. In 1997, we also opened a reservation call center in Wichita, Kansas to offer greater flexibility and extended hours of operations.

SALES, MARKETING AND PASSENGER SERVICES

     In addition to our large sales support organization, we believe that maintaining personal contact with travel agency owners, managers and front-line retail agents is crucial to retaining travel agency loyalty. We augment this type of contact with an extensive program of seminars, CD-ROM training tools and Internet updates designed to familiarize travel agents with the cruise industry and the marketing of cruises.

     Royal Caribbean International has a comprehensive marketing program with an emphasis on consumer advertising using the tag line, Like no vacation on earth(sm). Through its advertising, Royal Caribbean International positions itself as a provider of high quality, all-inclusive cruise vacations offering a variety of destinations and, in our opinion, considerable value. Royal Caribbean International attempts to convey the message that the style and level of service of its shipboard cruise experience, together with the destinations visited by its ships, is an attractive alternative to land-based vacations.

     Celebrity Cruises also pursues a comprehensive marketing program with an emphasis on consumer advertising using the tag line, Exceeding expectations(R). An advertising campaign utilizing national television, magazines and newspapers features commercials with the theme, Simply the Best. We believe that Celebrity Cruises represents enhanced value to the premium segment based on elements such as its gourmet dining experience, staff-to-guest ratio, cabin size, museum quality artwork, technology, AquaSpasm packages and its modern fleet of ships, all of which have been built in the 1990's.

     We offer to handle travel aspects related to passenger reservations and transportation. Arranging passenger air transportation is one of our important areas of operation. We maintain a comprehensive relationship with many of the major airlines ranging from fare negotiation and space handling to baggage transfer.

OPERATIONS

  CRUISE SHIPS AND ITINERARIES

     We operate 16 ships, under two brands, worldwide with a selection of itineraries ranging from three to 21 nights that call on more than 175 destinations. The following table represents summary information concerning our ships and their areas of operation based on 1999 itineraries (subject to change):

                                         YEAR VESSEL
                                       ENTERED SERVICE    BERTHS(1)     PRIMARY AREAS OF OPERATION
                                       ---------------    ---------     --------------------------
ROYAL CARIBBEAN INTERNATIONAL:
     Voyager of the Seas(2)..........          1999         3,100      Western Caribbean
     Vision of the Seas..............          1998         2,000      Panama Canal, Hawaii, Alaska
     Enchantment of the Seas.........          1997         1,950      Eastern & Western Caribbean
     Rhapsody of the Seas............          1997         2,000      Alaska, Southern Caribbean,
                                                                       Mexico, Panama Canal, Hawaii
     Grandeur of the Seas............          1996         1,950      Eastern Caribbean
     Splendour of the Seas...........          1996         1,800      Europe, Caribbean,
                                                                       Canada/New England
     Legend of the Seas..............          1995         1,800      Europe, Hawaii, Panama
                                                                       Canal, Mexico, Royal
                                                                       Journeys
     Majesty of the Seas.............          1992         2,350      Western & Southern Caribbean
     Monarch of the Seas.............          1991         2,350      Southern Caribbean
     Viking Serenade(3)..............     1982/1991         1,500      Mexican Baja
     Nordic Empress..................          1990         1,600      Southern Caribbean, Bermuda
     Sovereign of the Seas...........          1988         2,250      Bahamas
CELEBRITY CRUISES:
     Mercury.........................          1997         1,850      Western Caribbean, Alaska,
                                                                       Panama Canal
     Galaxy..........................          1996         1,850      Southern Caribbean, Alaska
     Century.........................          1995         1,750      Eastern & Western Caribbean,
                                                                       Europe
     Zenith..........................          1992         1,350      Panama Canal, Bermuda
     Horizon.........................          1990         1,350      Southern Caribbean, Bermuda

---------------

(1) Based on double occupancy per cabin.
(2) Voyager of the Seas is expected to enter service in November 1999.
(3) Indicates year placed in service and year redeployed after conversion to expand capacity.

     Currently, the combined fleets of Royal Caribbean International and Celebrity Cruises have an average age of approximately six years, which we believe is the youngest of any major cruise company.

  NEW VESSELS

     We have nine ships on order as follows:

                                                                  EXPECTED
VESSEL                                                         DELIVERY DATES      BERTHS(1)
------                                                         --------------      ---------
ROYAL CARIBBEAN INTERNATIONAL:
  Eagle-class
     Voyager of the Seas(2)................................    4th Quarter 1999      3,100
     Explorer of the Seas..................................    3rd Quarter 2000      3,100
     Adventure of the Seas.................................    2nd Quarter 2002      3,100
  Vantage-class
     Radiance of the Seas..................................    1st Quarter 2001      2,100
     Brilliance of the Seas................................    2nd Quarter 2002      2,100
CELEBRITY CRUISES:
  Millennium-class
     Millennium............................................    2nd Quarter 2000      2,000
     Unnamed...............................................    1st Quarter 2001      2,000
     Unnamed...............................................    3rd Quarter 2001      2,000
     Unnamed...............................................    2nd Quarter 2002      2,000

---------------

(1) Based on double occupancy per cabin.
(2) Included in table on prior page -- Cruise Ships and Itineraries.

     The Eagle-class vessels are being built in Turku, Finland by Kvaerner-Masa Yards, which built two of the Royal Caribbean International ships. The Vantage-class vessels are being built in Papenburg, Germany by Meyer Werft, the same shipyard which built all of the Celebrity Cruises vessels. The Millennium-class vessels are being built by Chantiers de l'Atlantique in St. Nazaire, France, the same shipyard which built seven of the Royal Caribbean International ships. The aggregate contract price of the nine ships, which excludes capitalized interest and other ancillary costs, is approximately $3.6 billion.

  SHIPBOARD ACTIVITIES AND SHIPBOARD REVENUES

     Both brands offer modern fleets with a wide array of shipboard activities, services and amenities including swimming pools, sun decks, spa facilities which include massage and exercise facilities, beauty salons, gaming facilities (which operate while the ships are at sea), lounges, bars, Las Vegas-style entertainment, retail shopping, libraries, cinemas, conference centers and shore excursions at each port of call. While many shipboard activities are included in the base price of a cruise, additional revenues are realized from gaming, the sale of alcoholic and other beverages, the sale of gift shop items and shore excursions, photography and spa services. In addition, both Royal Caribbean International and Celebrity Cruises offer a catalogue gift service to provide the travel agents and others with the opportunity to purchase "bon voyage" gifts.

  PRIVATE DESTINATIONS

     Royal Caribbean International operates two private destinations: CocoCay, an island we own which is known as Little Stirrup Cay and is located in the Bahamas; and Labadee, a secluded peninsula which we lease and is located on the north coast of Haiti. The facilities at CocoCay and Labadee include, among others, a variety of watersports activities, refreshment bars, artisan markets and picnic facilities.

  SEASONALITY

     Our revenues are moderately seasonal, due to variations in rates and occupancy percentages.

  PASSENGERS AND CAPACITY

     The following table sets forth the unaudited aggregate number of guests carried and the number of guests carried expressed as a percentage of the total capacity of our ships:

                                        SIX MONTHS
                                      ENDED JUNE 30,           YEAR ENDED DECEMBER 31,
                                    ------------------    ---------------------------------
                                     1999       1998        1998         1997        1996
                                     ----       ----        ----         ----        ----
Number of Guests Carried..........  818,437    903,817    1,841,152    1,465,450    973,602
Percentage of Total Capacity......    103.4%     104.8%       105.2%       104.2%     101.3%

     In accordance with cruise industry practice, total capacity is determined based on double occupancy per cabin even though some cabins accommodate three or four guests; accordingly, a percentage in excess of 100% indicates that more than two guests occupied some cabins.

  CRUISE PRICING

     Our cruise prices include a wide variety of activities and amenities, including all meals and entertainment. Prices vary depending on the destination, cruise length, cabin category selected and the time of year the voyage takes place. Additionally, we offer "Air add-ons" for guests that elect to utilize our Air/Sea Program. Air add-ons vary by gateway and destination and are available from cities in the United States, Canada and Europe. Furthermore, we sell trip cancellation insurance which provides guests with insurance coverage for trip cancellation, medical protection and baggage protection.

INSURANCE

     We maintain an aggregate of approximately $6.1 billion of insurance on the hull and machinery of our ships, which includes additional coverage for disbursements, earnings and increased value, which are maintained in amounts related to the value of each vessel. The coverage for each of the hull policies is maintained with syndicates of insurance underwriters from the British, Scandinavian, United States and other international insurance markets.

     Liability coverage for shipowners, commonly referred to as protection and indemnity insurance, is available through a worldwide network of mutual insurance associations. Each of these associations participates in and is subject to rules issued by the International Group of Protection and Indemnity Associations. We maintain protection and indemnity insurance on each of our ships through either Assuranceforeningen GARD or the United Kingdom Mutual Steam Ship Assurance Association (Bermuda Limited).

     We maintain war risk insurance on each vessel through a Norwegian war risk insurance organization in an amount equal to the total insured hull value. This coverage includes physical damage to the vessel and protection and indemnity risks for which coverage would be excluded by reason of war exclusion clauses in the hull policies or rules of the indemnity insurance organizations.

     We also maintain a form of business interruption insurance with our insurance underwriters in the event that a vessel is unable to operate during scheduled cruise periods due to loss or damage to the vessel arising from certain covered events which last more than a specified period of time. Insurance coverage is also maintained for certain events which would result in a delayed delivery of our contracted new vessels, which we normally place starting approximately two years prior to the scheduled delivery dates.

     Insurance coverage for shoreside property, shipboard consumables and inventory and general liability risks are maintained with insurance underwriters in the United States and the United Kingdom. We have decided not to carry business interruption insurance for our shoreside operations based on our evaluation of the risks involved and our protective measures already in place, as compared to the premium expense.

     All insurance coverage is subject to certain limitations, exclusions and deductible levels. In addition, in certain circumstances, we co-insure a portion of these risks. Premiums charged by insurance carriers, including carriers in the maritime insurance industry, increase or decrease from time to time and tend to be cyclical in nature. We historically have been able to obtain insurance coverage in amounts and at premiums we have deemed to be commercially acceptable. We believe that, based on our historical experience, we will continue to be able to do so.

EMPLOYEES

     As of December 31, 1998, we employed approximately 2,300 full-time and 400 part-time employees in our shoreside operations worldwide. We also employed approximately 18,300 crew and staff for our vessels. As of December 31, 1998, approximately 70% of our shipboard employees were covered by collective bargaining agreements. We believe that our relationship with our employees is good.

REGULATION

     All of our ships are registered in Norway or Liberia except for Mercury which is registered in Panama. Each ship is subject to regulations issued by its country of registry, including regulations issued pursuant to international treaties governing the safety of the ship and its guests. Each country of registry conducts periodic inspections to verify compliance with these regulations. In addition, ships operating out of United States ports are subject to inspection by the United States Coast Guard for compliance with international treaties and by the United States Public Health Service for sanitary conditions.

     Our ships are required to comply with international safety standards defined in the Safety of Life at Sea Convention. The Safety of Life at Sea Convention standards are revised from time to time, and the most recent modifications are being phased in through the year 2010. We do not anticipate that we will be required to make any material expenditures in order to comply with these rules.

     In 1993, the Safety of Life at Sea Convention was amended to adopt the International Safety Management Code. The International Safety Management Code provides an international standard for the safe management and operation of ships and for pollution prevention. The International Safety Management Code became mandatory for passenger vessel operators such as ourselves on July 1, 1998.

     We are also subject to various United States and international laws and regulations relating to environmental protection. Under such laws and regulations, we are prohibited from, among other things, discharging certain materials, such as petrochemicals and plastics, into the waterways.

     We are required to obtain certificates from the United States Federal Maritime Commission relating to our ability to meet liability in cases of nonperformance of obligations to guests as well as casualty and personal injury. Under the Federal Maritime Commission's current regulations, we are required to provide a $15 million bond for each of Royal Caribbean International and Celebrity Cruises as a condition to obtaining the required certificates. The Federal Maritime Commission has proposed a revision to its regulations that would require us to significantly increase the amount of this bond based on the level of our customer deposits. We have indicated to the Federal Maritime Commission that we support an increase in the bond amount and do not expect any revisions to the Federal Maritime Commission regulations to have a material effect on us.

     We are required to obtain certificates from the United States Coast Guard relating to our ability to meet liability in cases of water pollution. Under the United States Coast Guard's current regulations, Royal Caribbean International and Celebrity Cruises are required to provide guarantees of approximately $71 million and $70 million, respectively, as a condition to obtaining the required certificates. With the delivery of Voyager of the Seas at the end of 1999, Royal Caribbean International's guarantee will increase to $127.8 million.

     We believe that we are in material compliance with all the regulations applicable to our ships and that we have all licenses necessary to the conduct of our business. From time to time various other regulatory and legislative changes have been or may in the future be proposed that could have an effect on the cruise industry in general.

LITIGATION

     Since October 1994, the U.S. Government has been investigating our waste disposal practices through a series of federal grand jury proceedings. In July 1999, we entered into a plea agreement with the U.S. Department of Justice in order to resolve those investigations. Under the plea agreement, we agreed to plead guilty to twenty-one felony counts and to pay a criminal fine of $18 million to resolve all outstanding counts against Royal Caribbean. The felony counts relate to the improper disposal of oil-contaminated bilge water and attempts to conceal such activities from the U.S. Coast Guard, the improper disposal of other waste water, known as gray water, that was contaminated with pollutants, and the storage of hazardous waste on land for more than 90 days without a permit. The plea agreement, which also calls for us to be on probation for up to five years and a Court supervised Environmental Compliance Plan, is subject to the approval of U.S. District Courts in Alaska, California, Florida, New York, Puerto Rico and the Virgin Islands. Although the plea agreement resolves the federal criminal investigation, it does not preclude us from becoming subject to additional civil or State actions. The July 1999 plea agreement is in addition to a plea agreement entered into in June 1998 pursuant to which we pled guilty to eight felony counts and paid a criminal fine of $9 million for other similar offenses. In August 1999, the State of Alaska filed a civil lawsuit against us seeking monetary damages for alleged violations of Alaskan laws relating to the discharge of oil and hazardous waste. We are not able at this time to estimate the timing or impact of this lawsuit on our business.

     Beginning in December 1995, several purported class action suits were filed alleging that Royal Caribbean International and Celebrity Cruises misrepresented to their guests the amount of their port charge expenses. The suits seek declaratory relief and damages in an unspecified amount. Beginning in August 1996, several purported class-action suits were filed alleging that Royal Caribbean International and Celebrity Cruises should have paid commissions to travel agents on port charges included in the price of cruise fares. The suits seek damages in an unspecified amount. Similar suits are pending against other companies in the cruise industry. In January 1999, Royal Caribbean International entered into an agreement to settle certain of the class-action suits filed on behalf of its guests. Celebrity Cruises entered into a similar settlement agreement. Under the terms of the settlement agreements, each of Royal Caribbean International and Celebrity Cruises will issue travel vouchers having face amounts ranging from $8 to $30, in the case of Royal Caribbean International, and from $20 to $45 in the case of Celebrity Cruises, to guests who are U.S. residents and who sailed on Royal Caribbean International or Celebrity Cruises, as the case may be, between April 1992 and April 1997. Such vouchers may be applied to reduce the cruise fare of a future cruise on Royal Caribbean International or Celebrity Cruises, as the case may be, and are valid for up to three years from the date of issuance. The settlements have received final court approval. Since the amount and timing of the vouchers to be redeemed and the effect of redemption on revenues is not reasonably determinable, we have not established a liability for the vouchers and will account for their redemption as a reduction of future revenues. In December 1998, a Florida state court judge dismissed one of the class-action suits filed on behalf of travel agents for failure to state a claim under Florida law. The plaintiff in that case has filed an appeal of that decision. We are not able at this time to estimate the timing or impact of the travel agent proceedings on our business.

     In April 1999 a lawsuit was filed in the United States District Court for the Southern District of New York on behalf of current and former crew members alleging that we failed to pay the plaintiffs their full wages. The suit seeks payment of (i) the wages alleged to be owed, (ii) penalty wages under U.S. law and (iii) punitive damages. We are not able at this time to estimate the impact of these proceedings on our business; there can be no assurance that such proceedings, if decided adversely, would not have a material adverse effect on our results of operations.

     We are routinely involved in other claims typical to the cruise industry. The majority of these claims are covered by insurance. We believe the outcome of such other claims which are not covered by insurance would not have a material adverse effect upon our financial condition or results of operations.

TAXATION OF THE COMPANY

     The following discussion of the application of the federal income tax laws to us and to our subsidiaries is based on the current provisions of the Internal Revenue Code of 1986, as amended, proposed, temporary and final Treasury Department regulations, administrative rulings and court decisions. All of the foregoing are subject to change, and any change thereto could affect the accuracy of this discussion.

  APPLICATION OF SECTION 883 OF THE CODE

     We and our subsidiary, Celebrity Cruises Inc., the operator of Celebrity Cruises, are foreign corporations engaged in a trade or business in the United States, and our vessel-owning subsidiaries are foreign corporations that, in many cases, depending upon the itineraries of their vessels, receive income from sources within the United States. Under Section 883 of the Code, certain foreign corporations are not subject to United States income or branch profits tax on United States source income derived from or incidental to the international operation of a ship or ships, including income from the leasing of such ships.

     A foreign corporation will qualify for the benefits of Section 883 of the Code if in relevant part (1) the foreign country in which the foreign corporation is organized grants an equivalent exemption to corporations organized in the United States and (2) either more than 50% of the value of its capital stock is owned, directly or indirectly, by individuals who are residents of a foreign country that grants such an equivalent exemption to corporations organized in the United States or the stock of the corporation (or the direct or indirect corporate parent thereof) is "primarily and regularly traded on an established securities market" in the United States.

     Although no Treasury regulations have been promulgated that explain when stock will be considered "primarily and regularly traded on an established securities market" for purposes of Section 883, Treasury regulations have been promulgated interpreting a similar phrase under Section 884 of the Code which, like the phrase in Section 883, was enacted in the Tax Reform Act of 1986. Under these regulations, our stock will be considered primarily and regularly traded on an established securities market in the United States for purposes of Section 884 in any taxable year if in relevant part the following tests are met for one or more classes of stock, representing at least 80% of the outstanding vote and value of stock of the corporation: (1) the class of stock is regularly quoted by brokers or dealers making a market in the stock and (2) 50% or more of the outstanding shares of stock of the class are not owned (within the meaning of the applicable regulation) for more than 30 days during the relevant taxable year by persons who each own 5% or more of the value of the outstanding shares of stock of the class and (a) are not "qualifying shareholders" for purposes of this provision of Section 884 or (b) fail to provide us with the required proof of their qualifying status.

     We, Celebrity Cruises Inc., and our vessel-owning subsidiaries are organized in countries that grant equivalent exemptions to corporations organized in the United States, and to our knowledge, more than 50% of the outstanding shares of our common stock are and immediately after the consummation of this offering of common stock in the United States and abroad, will be held (1) by persons who each own less than 5% of the value of the outstanding shares of common stock or (2) directly or indirectly by individuals who are residents of countries that grant an equivalent exemption to corporations organized in the United States. The common stock and the series A convertible preferred stock are listed on the New York Stock Exchange; and the common stock currently represents, and immediately after the consummation of the offerings of common stock, will represent more than 80% of the outstanding vote and value of our stock. Accordingly, in the opinion of Drinker Biddle & Reath LLP, our United States tax counsel, and based on the representations and assumptions set forth therein, we and our vessel-owning subsidiaries currently qualify, and immediately after the consummation of the offerings of common stock, will qualify, for the benefits of Section 883 of the Code because we and each of our subsidiaries are incorporated in a qualifying jurisdiction and our common stock and series A convertible preferred stock are, and will be, primarily and regularly traded on an established securities market in the United States. In addition, we believe that substantially all of our income is derived from or incidental to the international operation of a ship or ships. Any United States source income not so derived will be subject to United States taxation, but we believe that such income is not a material portion of our total income.

     We do not know of any plan regarding (1) the disposition of the interests held by our current ultimate individual shareholders or (2) any changes in the residency of our current ultimate individual shareholders, that would cause the loss of the availability of Section 883 of the Code (or, in either case, any agreements with respect to any of the foregoing). However, there is no agreement that would preclude our current direct or indirect shareholders from disposing of their interests (other than agreements described in "Shares Eligible for Future Sale"), or from changing their residence, and there can be no assurance that such shareholders will not do so, nor is there any assurance that a person or persons who are not qualifying shareholders for purposes of Section 883 will not acquire sufficient beneficial ownership of our outstanding shares (or, under certain circumstances, series A convertible preferred stock) through purchase on the New York Stock Exchange or otherwise to preclude the availability of an exemption under Section 883. Any change in the holdings of our current direct or indirect shareholders or the residence of those shareholders (both as determined for United States tax purposes), any acquisition of beneficial ownership of 5% or more of the outstanding common stock by a nonqualifying shareholder, or the issuance of shares of our stock (other than those issued in connection with the consummation of the offerings of common stock) or any other change in our capitalization could affect the continued availability of Section 883 of the Code.

     In addition, (1) future regulations promulgated under Section 883 might adopt an interpretation of the phrase "primarily and regularly traded on an established securities market" inconsistent with the approach adopted by the regulations under Section 884 in which case we could cease to be eligible for the benefits of Section 883 and (2) even if an approach consistent with the approach of the Section 884 regulations is adopted, certain modifications or interpretations of such approach, which our tax counsel believes should reasonably be adopted, would be required in order for such phrase to apply to us for purposes of Section 883. Moreover, whether or not such regulations are promulgated, there is no assurance that our tax counsel's interpretation of such phrase will be accepted by the Internal Revenue Service or the courts. Section 883 of the Code has been the subject of legislative modifications in past years that have had the effect of limiting its availability to certain taxpayers, and there can be no assurance that future legislation or changes in our ownership will not preclude us from obtaining the benefits of Section 883 of the Code.

  TAXATION IN THE ABSENCE OF AN EXEMPTION UNDER SECTION 883 OF THE CODE

     In the event that we, Celebrity Cruises Inc. or our vessel-owning subsidiaries were to fail to meet the requirements of Section 883 of the Code, or if such provision were repealed, such companies would be subject to United States income taxation on a portion of their income. Since we and

Celebrity Cruises Inc. conduct a trade or business in the United States, we and Celebrity Cruises Inc. would be taxable at regular corporate rates on our company taxable income (i.e., without regard to the income of the vessel-owning subsidiaries), from United States sources, which includes 100% of income, if any, from transportation which begins and ends in the United States (not including possessions of the United States), 50% of income from transportation which either begins or ends in the United States, and no income from transportation which neither begins nor ends in the United States. The legislative history of the transportation income source rules suggests that a cruise that begins and ends in a United States port, but that calls on more than one foreign port, will derive United States source income only from the first and last legs of such cruise. Because there are no regulations or other Internal Revenue Service interpretations of these rules, the applicability of the transportation income source rules in the aforesaid favorable manner is not free from doubt. In addition, if any of our earnings and profits effectively connected with our United States trade or business are withdrawn or are deemed to have been withdrawn from our United States trade or business (by dividend distribution, for example, or otherwise), such withdrawn amount would be subject to a "branch profits" tax at the rate of 30%. The amount of such earnings and profits would be equal to the aforesaid United States source income, with certain generally minor adjustments, less income taxes. Finally, we and Celebrity Cruses Inc. would also be potentially subject to tax on portions of certain interest paid by us at rates of up to 30%.

     If Section 883 of the Code were not available to a vessel-owning subsidiary, such subsidiary would be subject to a special 4% tax on its United States source gross transportation income, if any, each year because its income is derived from the leasing of a vessel and because it does not have a fixed place of business in the United States. Such United States source gross transportation income may be determined under any reasonable method, including ratios based upon (i) days traveling directly to or from United States ports to total days traveling; or (ii) the lessee's United States source gross income from the vessel (as determined under the source rules discussed in the preceding paragraph, and subject to the assumptions and qualifications set forth therein) to the lessee's total gross income from the vessel.

     While we believe that the methods we would use to calculate our United States-source income are reasonable, the calculations would be based on an interpretation of applicable law that in many respects is not clear due to the absence of controlling regulations. Our position as to certain matters of law and our determination of the amount of income subject to United States taxation could be challenged by the Internal Revenue Service and, if so challenged, might not be upheld by a United States court. Furthermore, there can be no assurance that the applicable law will not change or that regulations or rulings will not take a different position. In addition, although we do not currently intend to change our operations or the operations of our subsidiaries, such a change, or changes in the amount, source or character of our or any subsidiary's income and expense, could affect the amount of income that would be subject to United States tax in the event Section 883 of the Code were not available to us or our subsidiaries.

ENFORCEABILITY OF CIVIL LIABILITIES

     We are a Liberian corporation and A. Wilhelmsen AS. is a Norwegian corporation. Certain of our directors and controlling persons and A. Wilhelmsen AS. are residents of jurisdictions other than the United States and all or a substantial portion of their assets, a significant portion of our assets and the assets of A. Wilhelmsen AS. are located outside the United States. As a result, it may be difficult for investors to serve process within the United States upon those persons or to enforce against us or them judgments obtained in U.S. courts based upon civil liability provisions of the federal securities laws of the U.S. We have been advised by the law firm of Watson, Farley & Williams (as to Liberian law), that, both in original actions and in actions for the enforcement of judgments of U.S. courts, there is doubt as to whether civil liabilities based solely upon the U.S. federal securities laws are enforceable in Liberia.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and executive officers are listed below. Officers are appointed by the board of directors.

     At our 1999 Annual Meeting our shareholders approved the establishment of a classified board of directors. Four directors were elected for a term of one year, four directors were elected for a term of two years and four directors were elected for a term of three years, and until their successors are duly elected and qualified. In subsequent meetings, each newly elected director will serve three years from the date of his or her election.

NAME                                     AGE                         POSITION
----                                     ---                         --------
Richard D. Fain........................  51    Chairman, Chief Executive Officer and Director
Jack L. Williams.......................  50    President, Royal Caribbean International
Richard E. Sasso.......................  50    President, Celebrity Cruises
Richard J. Glasier.....................  54    Executive Vice President and Chief Financial Officer
Bonnie S. Biumi........................  37    Vice President and Treasurer
Michael J. Smith.......................  44    Vice President, General Counsel and Secretary
Edwin W. Stephan.......................  67    Director and Vice Chairman
Tor Arneberg...........................  71    Director
Bernard W. Aronson.....................  53    Director
John D. Chandris.......................  49    Director
Kaspar K. Kielland.....................  69    Director
Laura Laviada..........................  48    Director
Jannik Lindbaek........................  60    Director
Eyal Ofer..............................  49    Director
Thomas J. Pritzker.....................  49    Director
William K. Reilly......................  59    Director
Arne Wilhelmsen........................  70    Director

                        SHARES ELIGIBLE FOR FUTURE SALE

     We will have 179,573,427 shares of common stock outstanding after the consummation of the transactions contemplated by this prospectus supplement. Of these shares approximately 73,445,000 shares, including the 10,800,000 shares sold in these transactions, will be freely transferable in the United States without restriction under the Securities Act, unless held by an "affiliate" of our corporation (as that term is defined under the rules and regulations of the Securities Act). Any such affiliate will be subject to the resale limitations of Rule 144 adopted under the Securities Act in the event such affiliate desires to publicly dispose of such shares. The remaining approximately 106,129,000 shares of common stock were either issued by us in private transactions not involving a public offering and are, therefore, treated as "restricted securities" for purposes of Rule 144 or are held by our affiliates and are, therefore, subject to the restrictions of Rule 144. All such shares are currently held by A. Wilhelmsen AS., Cruise Associates, Archinav Holdings, Ltd., Monument Capital Corporation and certain of our directors and/or officers. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption therefrom, such as the exemptions provided by Rule 144 and Rule 144A.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned "restricted securities" as to which at least one year has elapsed since the later of the date of acquisition of the shares from the issuer or from an affiliate of the issuer is entitled to sell within any three-month period a number of shares that does not exceed the greater of (1) 1% of the then outstanding shares of common stock or (2) the average weekly trading volume in the common stock on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales pursuant to Rule 144 are also subject to certain other requirements regarding the manner of sale, notice and availability of current public information about us. A person (or persons whose shares are aggregated) who is not deemed to have been our affiliate at any time during the three months immediately preceding the sale is entitled to sell restricted securities pursuant to Rule 144(k) without regard to the limitations described above, provided that two years have expired since the later of the date on which such restricted securities were acquired from us or the date they were acquired from our affiliate. Affiliates, including members of the Board of Directors, A. Wilhelmsen AS. and Cruise Associates, continue to be subject to such limitations. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such issuer.

     Subject to the following paragraph, shares of common stock currently held by A. Wilhelmsen AS., Cruise Associates, Archinav Holdings, Ltd., and Monument Capital Corporation, including shares which are restricted securities, may be sold outside the United States in transactions in compliance with Regulation S under the Securities Act.

     We have agreed with A. Wilhelmsen AS., Cruise Associates and Richard D. Fain that none of us shall, subject to certain exceptions, offer for sale, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of common stock (or any option, warrant or other security convertible into or exchangeable or exercisable for common stock) for a period of 90 days from the date of this prospectus supplement without the prior written consent of Goldman, Sachs & Co.

     At any time following the date 90 days after the date of this prospectus supplement, A. Wilhelmsen AS. and Cruise Associates have the right on a specified number of occasions, pursuant to the registration rights agreement, to require, subject to certain qualifications and limitations, that we effect the registration under the Securities Act of all or a specified minimum number of their shares of common stock. In addition to the right to demand that we register their shares of common stock, each of A. Wilhelmsen AS. and Cruise Associates have certain additional registration rights under the registration rights agreement at such time or times as we publicly offer securities. Monument Capital Corporation (holder, as nominee, of 1,071,412 shares of common stock), and Archinav Holdings, Ltd. (holder of 7,597,242 shares of common stock) are also parties to the registration rights agreement. They are not subject to the 90-day restriction and may exercise such rights as provided by the registration rights agreement at any time or sell under Rule 144 adopted under the Securities Act. We have agreed in the registration rights agreement to pay the expenses incurred in connection with any such registration and indemnify any selling shareholder against certain liabilities, including liabilities under the Securities Act.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our common stock (A)(1) as of July 31, 1999 by A. Wilhelmsen AS. and each other person who is known by us to own beneficially more than 10% of our common stock and (2) as of March 12, 1999, by all of our directors and executive officers as a group, and (B) as adjusted to reflect the sale of common stock in the offerings.

                                        SHARES OWNED                       SHARES TO BE OWNED
                                        BENEFICIALLY                          BENEFICIALLY
                                        PRIOR TO THE                           AFTER THE
                                        OFFERINGS(1)       SHARES TO BE       OFFERINGS(1)
                                    --------------------   SOLD IN THE    --------------------
               NAME                   NUMBER     PERCENT    OFFERINGS       NUMBER     PERCENT
               ----                   ------     -------   ------------     ------     -------
A. Wilhelmsen AS.(2)..............  47,129,330    27.8%      800,000      46,329,330    25.8%
Cruise Associates(3)..............  50,781,900    29.9%           --      50,781,900    28.3%
All Directors and Officers (31
  persons)(4).....................   3,614,902     2.1%           --       3,614,902     2.0%

---------------

(1) For purposes of this table, any security which a person or group has a right to acquire within 60 days after July 31, or March 12 in the case of our directors and officers, is deemed to be owned by such person or group. Such security is deemed to be outstanding for the purpose of computing the percentage ownership of such person or group, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person or group.

(2) Includes 31,900 shares of common stock issuable upon exercise of options under our 1990 Shareholders Stock Option Plan. A. Wilhelmsen AS. is a Norwegian corporation, the indirect beneficial owners of which are members of the Wilhelmsen family of Norway.

(3) Includes 31,900 shares of common stock issuable upon exercise of options under our 1990 Shareholders Stock Option Plan. Cruise Associates is a Bahamian general partnership, the indirect beneficial owners of which are various trusts primarily for the benefit of certain members of the Pritzker family of Chicago, Illinois, and various trusts primarily for the benefit of certain members of the Ofer family.

(4) Includes (i) 1,890,826 shares of common stock issuable upon exercise of options granted to officers and directors, (ii) 1,321,412 shares of common stock held by Monument Capital Corporation as nominee for various trusts primarily for the benefit of certain members of the Fain family and (iii) 374,664 shares of common stock issued to a trust for the benefit of Mr. Fain. Mr. Fain disclaims beneficial ownership of some or all of the shares of common stock referred to in (ii) and (iii) above. Does not include shares of common stock held by A. Wilhelmsen AS. or Cruise Associates.

     A. Wilhelmsen AS. and Cruise Associates are parties to a shareholders agreement and, pursuant thereto, have agreed upon certain matters relative to our organization and operation and certain matters concerning their respective ownership of our voting stock. Pursuant to the shareholders agreement, A. Wilhelmsen AS. and Cruise Associates have agreed to vote their shares of common stock in favor of the following individuals as our directors: (i) up to four nominees of A. Wilhelmsen AS. (at least one of whom must be independent); (ii) up to four nominees of Cruise Associates (at least one of whom must be independent); and (iii) one nominee who must be Richard D. Fain or such other individual who is then employed as our chief executive officer. In connection with our acquisition of Celebrity, A. Wilhelmsen AS. and Cruise Associates have agreed to vote their shares of common stock in favor of the election of one additional director to be nominated by Archinav Holdings, Ltd., for a specified period until 2004. In addition, until either of them should decide otherwise, A. Wilhelmsen AS. and Cruise Associates have agreed to vote their shares of common stock in favor of two additional named directors of our board of directors.

     The shareholders agreement provides that A. Wilhelmsen AS. and Cruise Associates will from time to time consider our dividend policy with due regard for the interests of the shareholders in maximizing the return on their investment and our ability to pay such dividends. The declaration of dividends shall at all times be subject to the final determination of our board of directors that a dividend is prudent at that time in consideration of the needs of the business. The shareholders agreement also provides that payment of dividends will depend, among other factors, upon our earnings, financial condition and capital requirements and the income and other tax liabilities of
A. Wilhelmsen AS., Cruise Associates and their respective affiliates relating to their ownership of common stock.

                        CERTAIN INCOME TAX CONSEQUENCES

CERTAIN LIBERIAN INCOME TAX CONSEQUENCES

     Since (1) we are and intend to maintain our status as a "non-resident corporation" under the Internal Revenue Code of Liberia and (2) our vessel-owning subsidiaries are not now engaged, and are not in the future expected to engage, in any business in Liberia, including voyages exclusively within the territorial waters of the Republic of Liberia, we have been advised by Watson, Farley & Williams, our special Liberian counsel, that under current Liberian law, no Liberian taxes or withholding will be imposed on payments to holders of our securities other than a holder that is a resident Liberian entity or a resident individual or entity or a citizen of Liberia.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     In the opinion of Drinker Biddle & Reath LLP, our United States tax counsel, the following summary accurately describes the material United States federal income tax considerations to prospective holders of the common stock who have acquired the common stock as a capital asset and are U.S. persons. This discussion does not address the tax consequences that may be relevant to particular categories of investors subject to special treatment under certain United States Federal income tax laws, such as dealers in securities, tax-exempt entities, banks, insurance companies and foreign individuals and entities. In addition, it does not describe any tax consequences arising out of the tax laws of any state, locality or foreign jurisdiction. This discussion is a summary for general information only and is not a complete analysis of the tax considerations that may be applicable to a prospective investor. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ANY INVESTMENT IN THE COMMON STOCK, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

     A holder of common stock will be required to report as income for United States federal income tax purposes dividends paid in respect of the common stock to the extent paid out of our current or accumulated earnings and profits. Dividends in excess of current and accumulated earnings and profits, if any, will be treated as a return of such holder's basis to the extent thereof and thereafter as a capital gain. Dividends paid to our corporate holders will not be eligible for any dividends received deduction.

     A holder's basis for determining gain or loss on the sale or other disposition of common stock will generally equal such holder's purchase price for such common stock, reduced by any nontaxable distributions. A holder whose common stock is sold or redeemed for cash will generally recognize gain or loss to the extent of the difference between the cash received and the holder's tax basis in the common stock. Such gain or loss will constitute a capital gain or loss, which will be long-term capital gain or loss if the common stock was held by such holder for more than twelve months.

     A holder of the common stock may be subject to backup withholding at the rate of 31% with respect to dividends paid on the common stock unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder of common stock who does not provide us with his correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amount paid as backup withholding may be credited against the holder's income tax liability.

                               EXCHANGE CONTROLS

     There are now no exchange control restrictions on remittances of dividends on our common stock, or on the conduct of our operations in Liberia by reason of our incorporation in Liberia.

                                  UNDERWRITING

     Royal Caribbean, A. Wilhelmsen AS. and the underwriters for the U.S. offering (the "U.S. Underwriters") named below have entered into an underwriting agreement with respect to the shares being offered in the United States. Subject to certain conditions, each U.S. Underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, William Blair & Company, L.L.C., A.G. Edwards & Sons, Inc., Lazard Freres & Co. LLC and Raymond James & Associates, Inc. are the representatives of the U.S. Underwriters.

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
Goldman, Sachs & Co.........................................  1,836,000
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated....................................  1,836,000
Banc of America Securities LLC..............................    648,000
William Blair & Company, L.L.C..............................    648,000
A.G. Edwards & Sons, Inc. ..................................    648,000
Lazard Freres & Co. LLC.....................................    648,000
Raymond James & Associates, Inc. ...........................    648,000
ABN AMRO Incorporated.......................................    172,800
Blaylock & Partners, L.P. ..................................    172,800
Credit Suisse First Boston Corporation......................    172,800
Deutsche Bank Securities Inc. ..............................    172,800
Donaldson, Lufkin & Jenrette Securities Corporation.........    172,800
ING Barings LLC.............................................    172,800
Lehman Brothers Inc. .......................................    172,800
J.P. Morgan Securities Inc. ................................    172,800
Ryan, Beck & Co. ...........................................    172,800
Salomon Smith Barney Inc. ..................................    172,800
                                                              ---------
            Total...........................................  8,640,000
                                                              =========

     If the U.S. Underwriters sell more shares than the total number set forth in the table above, the U.S. Underwriters have an option to buy up to an additional 1,296,000 shares from Royal Caribbean to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the U.S. Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the U.S. Underwriters by Royal Caribbean and A. Wilhelmsen AS. Such amounts are shown assuming both no exercise and full exercise of the U.S. Underwriters' option to purchase 1,296,000 additional shares.

                                                             PAID BY ROYAL CARIBBEAN
                                                              AND A. WILHELMSEN AS.
                                                           ---------------------------
                                                           NO EXERCISE   FULL EXERCISE
                                                           -----------   -------------
Per Share................................................  $      1.61    $      1.61
Total....................................................  $13,910,400    $15,996,960

     Shares sold by the Underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus supplement. Any shares sold by the Underwriters to securities dealers may be sold at a discount of up to $0.96 per share from the initial price to public. Any such securities dealers may resell any shares purchased from the Underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

     Royal Caribbean and A. Wilhelmsen AS. have entered into underwriting agreements with the Underwriters for the sale of 2,160,000 shares outside of the United States. The terms and conditions of both offerings are the same and the sale of shares in both offerings are conditioned on each other. Goldman Sachs International, Christiania Bank og Kreditkasse ASA, Merrill Lynch International and Pareto Fonds ASA are representatives of the Underwriters for the International offering outside the United States (the "International Underwriters"). Royal Caribbean has granted the International Underwriters a similar option to purchase up to an aggregate of an additional 324,000 shares.

     The Underwriters for both of the offerings have entered into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer shares as a part of the distribution of the shares. The Underwriters also have agreed that they may sell shares among each of the underwriting groups.

     Royal Caribbean, A. Wilhelmsen AS., Cruise Associates and Richard D. Fain have agreed with the Underwriters not to offer for sale, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of common stock (or any option, warrant or other security convertible into or exchangeable or exercisable for shares of common stock) (subject to certain exceptions) during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of Goldman, Sachs & Co. See "Shares Available for Future Sale" for a discussion of certain transfer restrictions.

     In connection with the offerings, the Underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offerings. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offerings are in progress.

     The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

     These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

     Royal Caribbean estimates that the total expenses of the offerings, excluding underwriting discounts and commissions, will be approximately $565,000. These expenses will be paid by Royal Caribbean.

     Royal Caribbean and A. Wilhelmsen AS. have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     This prospectus supplement and the accompanying prospectus may be used by the Underwriters and other dealers in connection with offers and sales of the shares, including sales of shares initially sold by the Underwriters in the offering being made outside of the United States, to persons located in the United States.

                                    EXPERTS

     The consolidated financial statements as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in this prospectus supplement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, given upon the authority of that firm as experts in auditing and accounting.

                          ROYAL CARIBBEAN CRUISES LTD.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Consolidated Financial Statements as of December 31, 1998:
Report of Independent Certified Public Accountants..........   F-2
Consolidated Statements of Operations for the Fiscal Years
  ended
  December 31, 1998, 1997 and 1996..........................   F-3
Consolidated Balance Sheets as of December 31, 1998 and
  1997......................................................   F-4
Consolidated Statements of Cash Flows for the Fiscal Years
  ended
  December 31, 1998, 1997 and 1996..........................   F-5
Notes to the Consolidated Financial Statements..............   F-6
Consolidated Financial Statements as of June 30, 1999
  (unaudited):
Consolidated Statements of Operations for the six months
  ended June 30, 1999 and 1998..............................  F-18
Consolidated Balance Sheets as of June 30, 1999 and December
  31, 1998..................................................  F-19
Consolidated Statements of Cash Flows for the six months
  ended June 30, 1999 and 1998..............................  F-20
Notes to the Consolidated Financial Statements..............  F-21

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders and Directors
of Royal Caribbean Cruises Ltd.:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and of cash flows present fairly, in all material respects, the financial position of Royal Caribbean Cruises Ltd. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Miami, Florida
February 5, 1999, except for the second paragraph of Note 13, which is as of February 24, 1999

                          ROYAL CARIBBEAN CRUISES LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                            YEAR ENDED DECEMBER 31,
                                                     --------------------------------------
                                                        1998          1997          1996
                                                        ----          ----          ----
Revenues...........................................  $2,636,291    $1,939,007    $1,357,325
                                                     ----------    ----------    ----------
Expenses
  Operating........................................   1,593,728     1,219,268       854,478
  Marketing, selling and administrative............     359,214       272,368       194,629
  Depreciation and amortization....................     194,614       143,816        91,185
                                                     ----------    ----------    ----------
                                                      2,147,556     1,635,452     1,140,292
                                                     ----------    ----------    ----------
Operating Income...................................     488,735       303,555       217,033
                                                     ----------    ----------    ----------
Other Income (Expense)
  Interest income..................................      15,912         4,666         2,278
  Interest expense, net of capitalized interest....    (167,869)     (128,531)      (76,540)
  Other income (expense)...........................      (6,008)        2,995         8,095
                                                     ----------    ----------    ----------
                                                       (157,965)     (120,870)      (66,167)
                                                     ----------    ----------    ----------
Income Before Extraordinary Item...................     330,770       182,685       150,866
Extraordinary Item.................................          --        (7,558)           --
                                                     ----------    ----------    ----------
Net Income.........................................  $  330,770    $  175,127    $  150,866
                                                     ==========    ==========    ==========
Basic Earnings Per Share
  Income before extraordinary item.................  $     1.90    $     1.22    $     1.19
  Extraordinary item...............................          --         (0.05)           --
                                                     ----------    ----------    ----------
  Net income.......................................  $     1.90    $     1.17    $     1.19
                                                     ==========    ==========    ==========
Diluted Earnings Per Share
  Income before extraordinary item.................  $     1.83    $     1.20    $     1.17
  Extraordinary item...............................          --         (0.05)           --
                                                     ----------    ----------    ----------
  Net, income......................................  $     1.83    $     1.15    $     1.17
                                                     ==========    ==========    ==========

   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                                                 AS OF DECEMBER 31,
                                                              ------------------------
                                                                 1998          1997
                                                                 ----          ----
                                        ASSETS
Current Assets
  Cash and cash equivalents.................................  $  172,921    $  110,793
  Trade and other receivables, net..........................      36,532        22,628
  Inventories...............................................      31,834        37,274
  Prepaid expenses..........................................      45,044        40,450
                                                              ----------    ----------
          Total current assets..............................     286,331       211,145
Property and Equipment -- at cost less accumulated
  depreciation and amortization.............................   5,073,008     4,785,291
Goodwill -- less accumulated amortization of $107,365 and
  $96,952, respectively.....................................     309,801       320,214
Other Assets................................................      16,936        23,098
                                                              ----------    ----------
                                                              $5,686,076    $5,339,748
                                                              ==========    ==========
                         LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Current portion of long-term debt.........................  $  127,919    $  141,013
  Accounts payable..........................................     115,833       108,474
  Accrued liabilities.......................................     243,477       210,454
  Customer deposits.........................................     402,926       429,403
                                                              ----------    ----------
          Total current liabilities.........................     890,155       889,344
Long-Term Debt..............................................   2,341,163     2,431,683
Commitments and Contingencies (Note 13)
Shareholders' Equity
  Preferred stock ($.01 par value; 20,000,000 shares
     authorized; cumulative convertible preferred shares
     issued and outstanding, 3,450,000 shares stated at
     liquidation value).....................................     172,500       172,500
  Common stock ($.01 par value; 500,000,000 shares
     authorized 168,945,222 and 162,128,974 shares
     issued)................................................       1,690         1,621
  Paid-in capital...........................................   1,361,796     1,188,304
  Retained earnings.........................................     923,691       660,655
  Treasury stock (354,492 and 314,148 common shares at
     cost)..................................................      (4,919)       (4,359)
                                                              ----------    ----------
          Total shareholders' equity........................   2,454,758     2,018,721
                                                              ----------    ----------
                                                              $5,686,076    $5,339,748
                                                              ==========    ==========

   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               YEAR ENDED DECEMBER 31,
                                                         -----------------------------------
                                                           1998         1997         1996
                                                           ----         ----         ----
OPERATING ACTIVITIES:
Net income.............................................  $ 330,770   $   175,127   $ 150,866
Adjustments:
  Depreciation and amortization........................    194,614       143,816      91,185
  Gain on sale of assets...............................    (31,031)       (4,000)    (10,306)
  Write-down of vessel to fair value...................     32,035            --          --
  Extraordinary item...................................         --         2,387          --
Changes in operating assets and liabilities:
  (Increase) decrease in trade and other receivables,
     net...............................................    (13,904)          145      (3,364)
  Decrease (increase) in inventories...................      5,440        (1,885)     (5,835)
  (Increase) in prepaid expenses.......................     (3,600)       (6,206)     (7,065)
  Increase (decrease) in accounts payable..............      7,359         2,010      (2,437)
  Increase in accrued liabilities......................     27,722        31,299      22,451
  (Decrease) increase in customer deposits.............    (26,477)       89,896      61,408
  Other, net...........................................      3,930         1,532       2,611
                                                         ---------   -----------   ---------
          Net cash provided by operating activities....    526,858       434,121     299,514
                                                         ---------   -----------   ---------
INVESTING ACTIVITIES:
Purchase of property and equipment.....................   (556,953)   (1,106,214)   (722,389)
Proceeds from sale of assets...........................     94,500        99,966      40,000
Acquisition of Celebrity Cruise Lines Inc., net of
  cash, cash equivalents and short-term investments
  acquired.............................................         --      (152,423)         --
Other, net.............................................        247       (11,802)     (6,039)
                                                         ---------   -----------   ---------
          Net cash used in investing activities........   (462,206)   (1,170,473)   (688,428)
                                                         ---------   -----------   ---------
FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt...............    296,141       695,189     452,668
Repayment of long-term debt............................   (395,144)     (367,353)    (22,025)
Dividends..............................................    (67,734)      (49,984)    (34,384)
Proceeds from issuance of common stock.................    165,532       364,631          --
Proceeds from issuance of preferred stock..............         --       167,030          --
Other, net.............................................     (1,319)       (2,787)      1,818
                                                         ---------   -----------   ---------
          Net cash (used in) provided by financing
            activities.................................     (2,524)      806,726     398,077
                                                         ---------   -----------   ---------
Net increase in cash and cash equivalents..............     62,128        70,374       9,163
Cash and cash equivalents, beginning of year...........    110,793        40,419      31,256
                                                         ---------   -----------   ---------
Cash and cash equivalents, end of year.................  $ 172,921   $   110,793   $  40,419
                                                         =========   ===========   =========
SUPPLEMENTAL DISCLOSURE
Interest paid, net of amount capitalized...............  $ 170,278   $   127,457   $  65,110
                                                         =========   ===========   =========
Capital stock issued for acquisition...................  $      --   $   270,000   $      --
                                                         =========   ===========   =========

   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. GENERAL

  DESCRIPTION OF BUSINESS

     Royal Caribbean Cruises Ltd., a Liberian corporation, and its subsidiaries (the "Company"), is a global cruise company. In July 1997, the Company acquired 100% of the outstanding stock of Celebrity Cruise Lines Inc. ("Celebrity") (See
Note 4 -- Acquisition). The Company operates two cruise brands, Royal Caribbean International, which operates 12 cruise ships (one of which has been sold and will operate under a charter agreement until March 1999), and Celebrity Cruises, which operates five cruise ships. The Company's ships call on destinations in Alaska, the Bahamas, Bermuda, the Caribbean, Canada, Europe, Hawaii, Mexico, New England, the Panama Canal and Scandinavia.

  BASIS FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

     The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles and are presented in U.S. dollars. Management estimates are required for the preparation of financial statements in accordance with generally accepted accounting principles. Actual results could differ from these estimates. All significant intercompany accounts and transactions are eliminated in consolidation.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  CRUISE REVENUES AND EXPENSES

     Deposits received on sales of passenger cruises are recorded as customer deposits and are recognized, together with revenues from shipboard activities and all associated direct costs of a voyage, upon completion of voyages with durations of 10 days or less and on a pro rata basis for voyages in excess of 10 days. Certain revenues and expenses for pro rata voyages are estimated.

  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash and marketable securities with original maturities of less than 90 days.

  INVENTORIES

     Inventories consist of provisions, supplies, fuel and gift shop merchandise carried at the lower of cost (weighted-average) or market.

  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Significant vessel refurbishing costs are capitalized as additions to the vessel, while costs of repairs and maintenance are charged to expense as incurred. The Company capitalizes interest as part of the cost of construction. The Company reviews long-lived assets, identifiable intangibles and goodwill and reserves for impairment whenever events or changes in circumstances indicate, based on estimated future cash flows, the carrying amount of the assets will not be fully recoverable.

     Depreciation of property and equipment, which includes amortization of vessels under capital lease, is computed using the straight-line method over useful lives of primarily 30 years for vessels and three to 10 years for other property and equipment. (See Note 5 -- Property and Equipment.)

                          ROYAL CARIBBEAN CRUISES LTD.

  GOODWILL

     Goodwill represents the excess of cost over the fair value of net assets acquired and is being amortized over 40 years using the straight-line method.

  ADVERTISING COSTS

     Advertising costs are expensed as incurred except those costs which result in tangible assets, such as brochures, are treated as prepaid supplies and charged to operations as consumed. Advertising expense consists of media advertising as well as brochure, production and direct mail costs. Media advertising was $76.7, $62.5 and $46.6 million, and brochure, production and direct mail costs were $63.2, $33.7 and $29.2 million for the years 1998, 1997 and 1996, respectively.

  DRYDOCKING

     Drydocking costs are accrued evenly over the period to the next scheduled drydocking and are included in accrued liabilities.

  FINANCIAL INSTRUMENTS

     The Company enters into various forward, option and swap contracts to limit its exposure to fluctuations in foreign currency exchange rates and oil prices, to modify its exposure to interest rate movements and to manage its interest costs. The differential in interest rates and oil prices to be paid or received under these agreements is recognized in income over the life of the contracts as part of interest expense and fuel expense, respectively. Foreign exchange forward and/or option contracts are revalued as of the balance sheet date based on forward and/or option contracts with comparable characteristics, and resulting gains and losses are recognized in income currently.

  FOREIGN CURRENCY TRANSACTIONS

     The majority of the Company's transactions are settled in U.S. dollars. Gains or losses resulting from transactions denominated in other currencies and remeasurements of other currencies are recognized in income currently.

  EARNINGS PER SHARE

     Basic earnings per share is computed by dividing net income, after deducting preferred stock dividends accumulated during the period, by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares of common stock, common stock equivalents and other potentially dilutive securities outstanding during each period.

  STOCK BASED COMPENSATION

     The Company accounts for stock-based compensation using the intrinsic value method and discloses certain fair market value information with respect to its stock option activity in the notes to the financial statements.

  SEGMENT REPORTING

     The Company adopted Statement of Financial Accounting Standards No.
131 -- Disclosures About Segments of an Enterprise and Related Information for the year ended December 31, 1998. Although the Company operates two brands, Royal Caribbean International and Celebrity Cruises, the

                          ROYAL CARIBBEAN CRUISES LTD.

brands have been aggregated as a single operating segment based on the similarity of their economic characteristics as well as product and services provided.

     Information about geographic areas is shown in the table below. Revenues are attributed to geographic areas based on the source of the customer.

                                                              1998    1997    1996
                                                              ----    ----    ----
Revenues:
United States...............................................   84%     85%     85%
All Other Countries.........................................   16%     15%     15%

NOTE 3. STOCK SPLIT

     On June 23, 1998, the Company authorized a two-for-one split of its common stock effected in the form of a stock dividend. The additional shares were distributed on July 31, 1998 to shareholders of record on July 10, 1998. All share and per share information has been retroactively restated to reflect this stock split.

NOTE 4. ACQUISITION

     In July 1997, the Company acquired all of the outstanding stock of Celebrity, a provider of cruises to the North American market. The purchase price was $515.0 million, payable in cash of $245.0 million and 14,896,552 shares of the Company's common stock. This acquisition has been accounted for under the purchase method, and the results of the operations of Celebrity have been included in the consolidated financial statements since July 1, 1997. The total cost of the acquisition was allocated to the tangible assets acquired and liabilities assumed based on their respective fair values.

     The following unaudited pro forma information presents a summary of consolidated results of operations of the Company, including Celebrity, as if the acquisition had occurred January 1, 1996 (in thousands, except per share amounts).

                                                               1997          1996
                                                               ----          ----
Revenue...................................................  $2,196,571    $1,769,216
Income before extraordinary item..........................  $  174,406    $  136,498
Net income................................................  $  166,848    $  136,498
Earnings per share
  Income before extraordinary item
     Basic................................................  $     1.10    $     0.96
     Diluted..............................................  $     1.10    $     0.95
  Net income
     Basic................................................  $     1.05    $     0.96
     Diluted..............................................  $     1.05    $     0.95

     The unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional depreciation expense as a result of a step-up in the basis of fixed assets and increased interest expense on acquisition debt. They do not purport to be indicative of the results which would actually have been achieved if this acquisition had been effected on the date indicated or of those results which may be obtained in the future.

                          ROYAL CARIBBEAN CRUISES LTD.

NOTE 5. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (in thousands):

                                                               1998          1997
                                                               ----          ----
Land......................................................  $    5,320    $    5,320
Vessels...................................................   4,457,070     4,201,443
Vessels under capital lease...............................     763,350       760,941
Vessels under construction................................     285,243       160,771
Other.....................................................     170,290       139,281
                                                            ----------    ----------
                                                             5,681,273     5,267,756
Less -- accumulated depreciation and amortization.........    (608,265)     (482,465)
                                                            ----------    ----------
                                                            $5,073,008    $4,785,291
                                                            ==========    ==========

     Vessels under construction includes progress payments for the construction of new vessels as well as planning, design, interest, commitment fees and other associated costs. The Company capitalized interest costs of $15.0, $15.8 and $15.9 million for the years 1998, 1997 and 1996, respectively. Accumulated amortization related to vessels under capital lease was $67.9 and $45.8 million at December 31, 1998 and 1997, respectively.

     In May 1998, the Company sold Song of America for $94.5 million and recognized a gain on the sale of $31.0 million which is included in Other income (expense). In the second quarter of 1998 the Company incurred a $32.0 million charge related to the write-down to fair market value of Viking Serenade. Based on the Company's strategic objective to maintain a modernized fleet, the unique circumstances of this vessel and indications of the current value of Viking Serenade, the Company recorded a write-down of the carrying value to its current estimated fair market value which is included in Other income (expense). The Company continues to operate and depreciate the vessel which is classified as part of Property and Equipment on the balance sheet.

     In October 1997, the Company sold Sun Viking for $30.0 million and recognized a gain on the sale of $4.0 million. In September 1997, the Company sold Meridian. The sale price was $62.1 million and there was no gain or loss recognized in the transaction. In October 1996, the Company sold Song of Norway for $40.0 million and recognized a gain on the sale of $10.3 million. The Company has recorded the gains in Other income (expense).

                          ROYAL CARIBBEAN CRUISES LTD.

NOTE 6. LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):

                                                                 1998          1997
                                                                 ----          ----
$1 billion revolving credit facility, LIBOR plus 0.30%
  interest rate on balances outstanding, 0.15% facility fee,
  due 2003..................................................  $       --    $   60,000
Senior Notes and Senior Debentures bearing interest at rates ranging from 6.75% to 8.25%, due 2002 through 2008, 2018
  and 2027..................................................   1,390,006     1,090,443
Unsecured fixed rate loan bearing interest at 8.0%, due
  2006......................................................     185,277       211,075
Fixed rate loans bearing interest at rates ranging from 6.7%
  to 8.0%, due through 2005, secured by certain Celebrity
  vessels...................................................     403,560       595,147
Variable rate loans bearing interest at 6.5% through Nov.
  2001, LIBOR plus 0.45% through 2004, due through 2004,
  secured by certain Celebrity vessels......................      30,978       142,670
Capital lease obligations, implicit interest rates ranging
  from 7.0% to 7.2%, due through 2011.......................     459,261       473,361
                                                              ----------    ----------
                                                               2,469,082     2,572,696
Less -- current portion.....................................    (127,919)     (141,013)
                                                              ----------    ----------
Long-term portion...........................................  $2,341,163    $2,431,683
                                                              ==========    ==========

     Under the Company's $1.0 billion unsecured revolving credit facility (the "$1 Billion Revolving Credit Facility"), the contractual interest rate on balances outstanding varies with the Company's debt rating. In addition, the $1 Billion Revolving Credit Facility contains a competitive bid provision which may allow the Company to borrow funds at less than the contractual interest rate.

     In March 1998, the Company issued $150.0 million of 6.75% Senior Notes due 2008 and $150.0 million of 7.25% Senior Debentures due 2018. Net proceeds to the Company were approximately $296.1 million.

     In May 1997, the Company redeemed the remaining $104.5 million of 11 3/8% Senior Subordinated Notes and incurred an extraordinary charge of approximately $7.6 million, or $0.05 per share on the early extinguishment of debt.

     The Senior Notes and Senior Debentures are unsecured and are not redeemable prior to maturity.

     The Company entered into a $264.0 million capital lease to finance Splendour of the Seas and a $260.0 million capital lease to finance Legend of the Seas in 1996 and 1995, respectively. The capital leases each have semi-annual payments of $12.0 million over 15 years with final payments of $99.0 and $97.5 million, respectively.

     The Company's debt agreements contain covenants that require the Company, among other things, to maintain minimum liquidity amounts, net worth and fixed charge coverage ratios and limit

                          ROYAL CARIBBEAN CRUISES LTD.

debt to capital ratios. The Company is in compliance with all covenants as of December 31, 1998. Following is a schedule of principal repayments on long-term debt (in thousands):

YEAR
----
1999........................................................  $  127,919
2000........................................................     128,086
2001........................................................     109,982
2002........................................................     259,853
2003........................................................     110,948
Thereafter..................................................   1,732,294
                                                              ----------
                                                              $2,469,082
                                                              ==========

NOTE 7. SHAREHOLDERS' EQUITY

     The following represents an analysis of the changes in shareholders' equity for the years 1998, 1997 and 1996 (in thousands):

                                   PREFERRED   COMMON    PAID-IN     RETAINED   TREASURY
                                     STOCK     STOCK     CAPITAL     EARNINGS    STOCK       TOTAL
                                   ---------   ------    -------     --------   --------     -----
Balance, January 1, 1996.........  $     --    $1,270   $  548,339   $419,030   $(3,551)   $  965,088
Issuance under Employee Related
  Plans..........................        --        6         3,606         --      (248)        3,364
Common stock dividends...........        --       --            --    (34,384)       --       (34,384)
Net Income.......................        --       --            --    150,866        --       150,866
                                   --------    ------   ----------   --------   -------    ----------
Balance, December 31, 1996.......        --    1,276       551,945    535,512    (3,799)    1,084,934
Issuance of Convertible Preferred
  Stock..........................   172,500       --        (5,470)        --        --       167,030
Acquisition of Celebrity.........        --      148       269,852         --        --       270,000
Issuance of Common Stock.........        --      187       364,444         --        --       364,631
Issuance under Employee Related
  Plans..........................        --       10         7,533         --      (560)        6,983
Preferred stock dividends........        --       --            --     (9,201)       --        (9,201)
Common stock dividends...........        --       --            --    (40,783)       --       (40,783)
Net Income.......................        --       --            --    175,127        --       175,127
                                   --------    ------   ----------   --------   -------    ----------
Balance, December 31, 1997.......   172,500    1,621     1,188,304    660,655    (4,359)    2,018,721
Issuance of Common Stock.........        --       61       165,471         --        --       165,532
Issuance under Employee Related
  Plans..........................        --        8         8,021         --      (560)        7,469
Preferred stock dividends........        --       --            --    (12,506)       --       (12,506)
Common stock dividends...........        --       --            --    (55,228)       --       (55,228)
Net Income.......................        --       --            --    330,770        --       330,770
                                   --------    ------   ----------   --------   -------    ----------
Balance, December 31, 1998.......  $172,500    $1,690   $1,361,796   $923,691   $(4,919)   $2,454,758
                                   ========    ======   ==========   ========   =======    ==========

     In March 1998, the Company completed a public offering of 13,800,000 shares of common stock at a price of $28.25 per share. Of the total shares sold, 7,699,310 shares were sold by selling shareholders and the balance of 6,100,690 shares were sold by the Company. After deduction of the

                          ROYAL CARIBBEAN CRUISES LTD.

underwriting discount and other estimated expenses of the offering, net proceeds to the Company were approximately $165.5 million.

     In February 1997, the Company issued 3,450,000 shares of $3.625 Series A Convertible Preferred Stock (the "Convertible Preferred Stock"). The Convertible Preferred Stock has a liquidation preference of $50 per share and is convertible by the holder at any time into shares of common stock at a conversion price of $16.20 per share of common stock (equivalent to a conversion rate of 3.0864 shares of common stock for each share of Convertible Preferred Stock). The shares of Convertible Preferred Stock are redeemable, at the option of the Company, subsequent to February 16, 2000 at pre-established redemption prices.

     The Company's Employee Stock Purchase Plan facilitates the purchase by employees of up to 800,000 shares of common stock commencing January 1, 1994. The purchase price is derived from a formula based on 90% of the fair market value of the common stock during the quarterly purchase period, subject to certain restrictions. Shares of common stock of 35,546, 33,276 and 49,560 were issued under the Employee Stock Purchase Plan at an average price of $28.33, $16.48 and $11.50 during 1998, 1997 and 1996, respectively.

     Under an executive compensation program approved in 1994, the Company will award to a trust 10,086 shares of common stock per quarter, up to a maximum of 806,880 shares. The Company issued 40,344 shares under the program during 1998, 1997 and 1996.

     The Company has an Employee Stock Option Plan and an Incentive Stock Option Plan which provide for awards to officers, directors and key employees of the Company up to an aggregate 6,703,000 shares and 2,700,000 shares of common stock, respectively. Options are granted at a price not less than the fair value of the shares on the date of grant and expire not later than 10 years after the date of grant. Options under the Employee Stock Option Plan generally become exercisable as to 40% of the amount granted two years after the grant date and 20% of the amount granted at the end of each of the three succeeding years. Options under the Incentive Stock Option Plan generally become exercisable as to 25% of the amount granted two years after the grant date and 25% of the amount granted at the end of each of the three succeeding years.

     Stock option activity and information about stock options are summarized in the following tables.

                                                              NUMBER OF    AVERAGE
STOCK OPTION ACTIVITY                                          OPTIONS      PRICE
---------------------                                         ---------    -------
Balance at January 1, 1996..................................  4,243,928    $ 9.74
  Granted...................................................  1,706,094    $12.62
  Exercised.................................................   (425,778)   $ 6.56
  Canceled..................................................   (202,544)   $12.48
                                                              ---------
Balance at December 31, 1996................................  5,321,700    $10.81
  Granted...................................................  1,080,000    $19.49
  Exercised.................................................   (831,608)   $ 7.87
  Canceled..................................................    (95,776)   $13.16
                                                              ---------
Balance at December 31, 1997................................  5,474,316    $12.92
  Granted...................................................  2,013,000    $25.07
  Exercised.................................................   (652,474)   $ 9.90
  Canceled..................................................   (342,452)   $16.74
                                                              ---------
Balance at December 31, 1998................................  6,492,390    $16.78
                                                              =========
Available for Future Grants, end of the Year................  1,274,360

                          ROYAL CARIBBEAN CRUISES LTD.

STOCK OPTIONS OUTSTANDING
AS OF DECEMBER 31, 1998

                                                 OUTSTANDING                        EXERCISABLE
                                    --------------------------------------   --------------------------
                                                 AVERAGE
                                                REMAINING      AVERAGE                      AVERAGE
EXERCISE PRICE RANGE                 SHARES       LIFE      EXERCISE PRICE    SHARES     EXERCISE PRICE
--------------------                 ------     ---------   --------------    ------     --------------
$6.28 - $12.16....................  1,641,816   4.4 years       $ 9.00       1,188,494       $ 8.08
$13.16 - $13.78...................  1,814,474   6.6 years       $13.49         983,322       $13.49
$14.03 - $22.31...................  1,860,100   8.9 years       $20.45          81,930       $14.24
$25.59 - $32.84...................  1,176,000   9.2 years       $26.95              --       $   --
                                    ---------                                ---------
                                    6,492,390   7.2 years       $16.78       2,253,746       $10.66
                                    =========                                =========

     The Company uses the intrinsic value method of accounting for stock-based compensation. Had the fair value based method been used to account for such compensation, compensation costs would have reduced net income by $8.2, $4.0 and $2.6 million or $0.05, $0.03 and $0.02 per share in 1998, 1997 and 1996, respectively. The weighted-average fair value of options granted during 1998, 1997 and 1996 was $10.49, $7.80 and $5.42, respectively. Fair market value information for the Company's stock options for 1998, 1997 and 1996 was estimated using the Black-Scholes Model assuming an expected dividend rate of 1.5%, an estimated term of six years, a risk-free rate of approximately 5% in 1998 and 6% in 1997 and 1996 and an expected volatility of 35.0% in 1998 and 28.0% in 1997 and 1996.

     Effective January 1, 1998, the Company instituted a program to award stock to employees up to a maximum of 1,400,000 shares of common stock. Employees are awarded five shares of the Company's stock at the end of each year of employment over a 10-year period. Employees can elect to receive cash equal to the fair market value of the stock upon vesting. Compensation expense was $3.6 million in 1998 related to this program.

NOTE 8. EARNINGS PER SHARE

     Below is a reconciliation between basic and diluted earnings per share before extraordinary item for the years ended December 31, 1998, 1997 and 1996 (in thousands, except per share amounts).

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                    ------------------------------------------------------------------------------------
                                               1998                         1997                         1996
                                    --------------------------   --------------------------   --------------------------
                                                          PER                          PER                          PER
                                     INCOME    SHARES    SHARE    INCOME    SHARES    SHARE    INCOME    SHARES    SHARE
                                     ------    ------    -----    ------    ------    -----    ------    ------    -----
Income before extraordinary
  item............................  $330,770                     $182,685                     $150,866
Less: Preferred stock dividend....   (12,506)                     (10,765)                          --
                                    --------                     --------                     --------
Basic earnings per share..........   318,264   167,577   $1.90    171,920   141,010   $1.22    150,866   127,295   $1.19
                                                         =====                        =====                        =====
Effect of Dilutive Securities
  Stock options...................               2,940                        1,978                        1,132
  Convertible preferred stock.....    12,506    10,648             10,765     9,186                 --        --
                                    --------   -------           --------   -------           --------   -------
Diluted earnings per share........  $330,770   181,165   $1.83   $182,685   152,174   $1.20   $150,866   128,427   $1.17
                                    ========   =======   =====   ========   =======   =====   ========   =======   =====

     Extraordinary loss per share for the year ended 1997 for basic and diluted earnings per share was ($0.05).

                          ROYAL CARIBBEAN CRUISES LTD.

NOTE 9. RETIREMENT PLANS

     The Company maintains a defined contribution pension plan covering all of its full-time shoreside employees who have completed the minimum period of continuous service. Annual contributions to the plan are based on fixed percentages of participants' salaries and years of service, not to exceed certain maximums, as defined in the plan. Pension cost was $6.9, $4.9 and $4.3 million for the years 1998, 1997 and 1996, respectively.

NOTE 10. OPERATING LEASES

     The Company is obligated under noncancelable operating leases for various facilities, primarily office and warehouse space. As of December 31, 1998, future minimum lease payments under noncancelable operating leases were as follows (in thousands):

YEAR
----
1999........................................................  $ 5,134
2000........................................................    4,444
2001........................................................    4,205
2002........................................................    4,110
2003........................................................    4,023
Thereafter..................................................   26,017
                                                              -------
                                                              $47,933
                                                              =======

     Total rent expense for all operating leases amounted to $6.9, $5.7 and $4.9 million for the years 1998, 1997 and 1996, respectively.

NOTE 11. INCOME TAXES

     The Company and the majority of its subsidiaries are not subject to U.S. corporate income tax on income generated from the international operation of ships pursuant to Section 883 of the Internal Revenue Code, provided that they meet certain tests related to country of incorporation and composition of shareholders. The Company believes that it and a majority of its subsidiaries meet these tests. Income tax expense related to the Company's remaining subsidiaries is not significant.

NOTE 12. FINANCIAL INSTRUMENTS

     The estimated fair values of the Company's financial instruments are as follows (in thousands):

                                           1998                        1997
                                 -------------------------   -------------------------
                                  CARRYING                    CARRYING
                                   AMOUNT      FAIR VALUE      AMOUNT      FAIR VALUE
                                  --------     ----------     --------     ----------
Cash and Cash Equivalents......  $   172,921   $   172,921   $   110,793   $   110,793
Long-Term Debt (including
  current portion of long-term
  debt)........................   (2,469,082)   (2,564,985)   (2,572,696)   (2,668,447)
Interest Rate Swap Agreements
  in a net receivable
  position.....................        2,370        48,558         1,567        21,372

     The carrying amounts shown are the amounts reported in the consolidated balance sheets. The reported fair values are based on a variety of factors and assumptions. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of December 31, 1998 or 1997 or that will be realized in the future and do not include expenses that

                          ROYAL CARIBBEAN CRUISES LTD.

could be incurred in an actual sale or settlement. The following methods were used to estimate the fair values of the Company's financial instruments, none of which are held for trading or speculative purposes:

  CASH AND CASH EQUIVALENTS

     The carrying amount approximates fair value because of the short maturity of those instruments.

  LONG-TERM DEBT

     The fair values of the $1 Billion Revolving Credit Facility, the capital leases, the secured fixed and variable rate loans and the unsecured fixed rate loan were estimated based on the market rates available to the Company for similar debt with the same remaining maturities. The fair values of the Senior Notes and Senior Debentures were estimated by obtaining quoted market prices.

  INTEREST RATE SWAP AGREEMENTS

     The fair value of interest rate swap agreements was estimated based on quoted market prices for similar or identical financial instruments to those held by the Company. The Company's exposure to market risk for changes in interest rates relates to its long-term debt obligations. Market risk associated with the Company's long-term debt is the potential increase in fair value resulting from a decrease in interest rates. The Company uses interest rate swaps to modify its exposure to interest rate movements and manage its interest expense. As of December 31, 1998, the Company had agreements in effect which exchanged floating interest rates for fixed interest rates in a notional amount of $100.0 million maturing in 1999 and fixed interest rates for floating interest rates in a notional amount of $668.8 million maturing in 2002 through 2008.

     The Company has exposure under these interest rate swap agreements for the cost of replacing the contracts in the event of nonperformance by the counterparties, all of which are currently the Company's lending banks. To minimize that risk, the Company limits its exposure to any individual counterparty and selects counterparties with credit risks acceptable to the Company.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 -- Accounting for Derivative Instruments and Hedging Activities ("FAS 133") which requires all derivative instruments to be carried at fair market value on the balance sheet with changes in fair value recognized in income in the period they occur. FAS 133 is effective for fiscal quarters of all fiscal years beginning after June 15, 1999 (January 1, 2000 for the Company). The Company has not yet determined the impact that the adoption of FAS 133 will have on its earnings or statement of financial position.

NOTE 13. COMMITMENTS AND CONTINGENCIES

     The Company has nine ships on order. Three are Eagle-class vessels designated for the Royal Caribbean International fleet, the first of which, Voyager of the Seas is scheduled for delivery in the fourth quarter of 1999, followed by two sister vessels scheduled for delivery in the third quarter of 2000 and second quarter of 2002. The Company also has two Vantage-class vessels designated for the Royal Caribbean International fleet scheduled for delivery in the first quarter of 2001 and second quarter of 2002 and four Millennium-class vessels designated for the Celebrity Cruises fleet, scheduled for delivery in the second quarter of 2000, first quarter of 2001, third quarter of 2001 and second quarter of 2002. The aggregate contract price of the nine ships, which excludes capitalized interest and other ancillary costs, is approximately $3.6 billion of which the Company deposited

                          ROYAL CARIBBEAN CRUISES LTD.

$144.6 million during 1998 and $74.3 million during 1997. Additional deposits are due prior to the dates of delivery of $237.4 million in 1999, $88.1 million in 2000 and $25.0 million in 2001.

     In June 1998, the Company entered into a plea agreement with the U.S. Department of Justice settling previously filed charges contained in two indictments pending in the U.S. District of Puerto Rico and the Southern District of Florida, respectively. The indictments, which pertained to events that occurred in 1994 and prior years, contained a total of 11 felony counts related to improper disposal of oil-contaminated bilge water and attempts to conceal such activities from the U.S. Coast Guard. Under the plea agreement, the Company pled guilty to eight of the 11 counts and agreed to pay $9.0 million. The U.S. government is continuing its investigation of the Company's bilge water and other waste disposal practices through federal grand jury proceedings in Anchorage, Alaska, Los Angeles, California, Miami, Florida and New York, New York. In February 1999, the Company was indicted by the grand jury in Los Angeles on charges that it presented false oil record books for one of its vessels to the U.S. Coast Guard three times during 1994. Each of the three counts in the indictment carries a maximum fine of $500,000, subject to increase under certain circumstances. Although the Company is not able at this time to estimate the timing or impact of these continuing investigations, the Company may be subject to additional charges for violations of U.S. law.

     Beginning in December 1995, several purported class action suits were filed alleging that Royal Caribbean International and Celebrity misrepresented to its guests the amount of its port charge expenses. The suits seek declaratory relief and damages in an unspecified amount. Beginning in August 1996, several purported class action suits were filed alleging that Royal Caribbean International and Celebrity should have paid commissions to travel agents on port charges included in the price of cruise fares. The suit seeks damages in an unspecified amount. Similar suits are pending against other companies in the cruise industry. In February 1997, Royal Caribbean International, Celebrity and certain other cruise lines entered into an Assurance of Voluntary Compliance with the Florida Attorney General's office. Under the Assurance of Voluntary Compliance, Royal Caribbean International and Celebrity agreed to include all components of the cruise ticket price, other than governmental taxes and fees, in the advertised price. In January 1999, Royal Caribbean International entered into an agreement to settle certain of the class-action suits filed on behalf of its passengers. Celebrity entered into a similar settlement agreement. Under the terms of the settlement agreements, each of Royal Caribbean International and Celebrity will issue travel vouchers having face amounts ranging from $8 to $30, in the case of Royal Caribbean International, and from $20 to $45 in the case of Celebrity, to passengers who are U.S. residents and who sailed on Royal Caribbean International or Celebrity, as the case may be, between April 1992 and April 1997. Such vouchers may be applied to reduce the cruise fare of a future cruise on Royal Caribbean International or Celebrity, as the case may be, and are valid for up to three years from the date of issuance. The settlements have received preliminary court approval but are subject to final court approval. Since the amount and timing of the vouchers to be redeemed and the effect of redemption of revenues is not reasonably determinable, the Company has not established a liability for the vouchers and will account for their redemption as a reduction of future revenues. In December 1998, a Florida state court judge dismissed one of the class-action suits filed on behalf of travel agents for failure to state a claim under Florida law. The plaintiff in that case has filed an appeal of that decision. The Company is not able at this time to estimate the timing or impact of the travel agent proceedings on the Company.

     The Company is routinely involved in other claims typical to the cruise industry. The majority of these claims are covered by insurance. Management believes the outcome of such other claims which are not covered by insurance would not have a material adverse effect upon the Company's financial condition or results of operations.

                          ROYAL CARIBBEAN CRUISES LTD.

NOTE 14. QUARTERLY DATA (UNAUDITED)

                                    FIRST QUARTER        SECOND QUARTER         THIRD QUARTER        FOURTH QUARTER
                                 -------------------   -------------------   -------------------   -------------------
                                   1998       1997       1998       1997       1998       1997       1998       1997
                                   ----       ----       ----       ----       ----       ----       ----       ----
                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues.......................  $659,777   $394,590   $656,456   $403,467   $744,910   $612,542   $575,148   $528,408
Operating Income...............   119,461     60,637    121,533     67,397    183,592    116,911     64,149     58,610
Income Before Extraordinary
  Item.........................    77,537     38,481     79,770     45,918    150,038     75,931     23,425     22,355
Extraordinary Item.............        --         --         --     (7,558)        --         --         --         --
                                 --------   --------   --------   --------   --------   --------   --------   --------
Net Income.....................  $ 77,537   $ 38,481   $ 79,770   $ 38,360   $150,038   $ 75,931   $ 23,425   $ 22,355
                                 ========   ========   ========   ========   ========   ========   ========   ========
Basic Earnings Per Share(1):
  Income before extraordinary
    item.......................  $   0.45   $   0.29   $   0.45   $   0.33   $   0.87   $   0.50   $   0.12   $   0.12
  Extraordinary item...........        --         --         --      (0.05)        --         --         --         --
                                 --------   --------   --------   --------   --------   --------   --------   --------
  Net income...................  $   0.45   $   0.29   $   0.45   $   0.28   $   0.87   $   0.50   $   0.12   $   0.12
                                 ========   ========   ========   ========   ========   ========   ========   ========
Diluted Earnings Per Share(1):
  Income before extraordinary
    item.......................  $   0.44   $   0.29   $   0.44   $   0.32   $   0.82   $   0.48   $   0.12   $   0.12
  Extraordinary item...........        --         --         --      (0.05)        --         --         --         --
                                 --------   --------   --------   --------   --------   --------   --------   --------
  Net income...................  $   0.44   $   0.29   $   0.44   $   0.27   $   0.82   $   0.48   $   0.12   $   0.12
                                 ========   ========   ========   ========   ========   ========   ========   ========
Dividends Declared Per Share...  $   0.08   $   0.07   $   0.08   $   0.07   $   0.09   $   0.08   $   0.09   $   0.08
                                 ========   ========   ========   ========   ========   ========   ========   ========

---------------

(1) Earnings per share is computed after giving effect to the two-for-one stock split effective July 31, 1998. Prior year amounts have been restated.

                          ROYAL CARIBBEAN CRUISES LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              (UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                      SIX MONTHS
                                                                    ENDED JUNE 30,
                                                                    --------------
                                                                 1999            1998
                                                                 ----            ----
REVENUES....................................................  $1,227,710      $1,316,233
EXPENSES
  Operating.................................................     736,823         798,995
  Marketing, selling and administrative.....................     178,693         181,259
  Depreciation and amortization.............................      95,694          94,985
                                                              ----------      ----------
                                                               1,011,210       1,075,239
                                                              ----------      ----------
OPERATING INCOME............................................     216,500         240,994
                                                              ----------      ----------
OTHER INCOME (EXPENSE)
  Interest income...........................................       2,055           6,921
  Interest expense, net of capitalized interest.............     (69,175)        (86,218)
  Other income (expense)....................................      26,163          (4,390)
                                                              ----------      ----------
                                                                 (40,957)        (83,687)
                                                              ----------      ----------
NET INCOME..................................................  $  175,543      $  157,307
                                                              ==========      ==========
EARNINGS PER SHARE
  Basic.....................................................  $     1.00      $     0.91
                                                              ==========      ==========
  Diluted...................................................  $     0.96      $     0.86
                                                              ==========      ==========
WEIGHTED AVERAGE SHARES OUTSTANDING
  Basic.....................................................     169,200         166,262
                                                              ==========      ==========
  Diluted...................................................     183,280         183,038
                                                              ==========      ==========

   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                         AS OF
                                                              ---------------------------
                                                               JUNE 30,      DECEMBER 31,
                                                                 1999            1998
                                                               --------      ------------
                                                              (UNAUDITED)
                                         ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................  $  156,775      $  172,921
  Trade and other receivables, net..........................      91,404          36,532
  Inventories...............................................      30,786          31,834
  Prepaid expenses..........................................      40,818          45,044
                                                              ----------      ----------
     Total current assets...................................     319,783         286,331
  PROPERTY AND EQUIPMENT -- at cost less accumulated
     depreciation...........................................   5,232,303       5,073,008
GOODWILL -- less accumulated amortization of $112,572 and
  $107,365, respectively....................................     304,594         309,801
OTHER ASSETS................................................      17,685          16,936
                                                              ----------      ----------
                                                              $5,874,365      $5,686,076
                                                              ==========      ==========

                          LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Current portion of long-term debt.........................  $  128,087      $  127,919
  Accounts payable..........................................      98,779         115,833
  Accrued liabilities.......................................     239,067         243,477
  Customer deposits.........................................     530,312         402,926
                                                              ----------      ----------
     Total current liabilities..............................     996,245         890,155
LONG-TERM DEBT..............................................   2,277,736       2,341,163
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
  Preferred stock...........................................     172,500         172,500
  Common stock..............................................       1,696           1,690
  Paid-in capital...........................................   1,368,869       1,361,796
  Retained earnings.........................................   1,062,518         923,691
  Treasury stock............................................      (5,199)         (4,919)
                                                              ----------      ----------
     Total shareholders' equity.............................   2,600,384       2,454,758
                                                              ----------      ----------
                                                              $5,874,365      $5,686,076
                                                              ==========      ==========

   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (UNAUDITED, IN THOUSANDS)

                                                                  SIX MONTHS ENDED
                                                                      JUNE 30,
                                                              ------------------------
                                                                1999            1998
                                                                ----            ----
OPERATING ACTIVITIES
  Net income................................................  $ 175,543       $157,307
  Adjustments:
     Depreciation and amortization..........................     95,694         94,985
     Gain on sale of vessel.................................         --        (31,031)
     Write-down of vessel to fair value.....................         --         32,035
  Changes in operating assets and liabilities:
     (Increase) in trade and other receivables, net.........    (54,872)        (6,329)
     Decrease (increase) in inventories.....................      1,048         (1,009)
     Decrease in prepaid expenses...........................      4,226          9,525
     (Decrease) increase in accounts payable, trade.........    (17,054)            57
     (Decrease) increase in accrued liabilities.............     (4,410)        52,816
     Increase in customer deposits..........................    127,386         60,905
     Other, net.............................................      1,998          1,768
                                                              ---------       --------
  Net cash provided by operating activities.................    329,559        371,029
                                                              ---------       --------
INVESTING ACTIVITIES
  Purchase of property and equipment........................   (249,686)      (424,506)
  Proceeds from disposal of vessel..........................         --         94,500
  Other, net................................................     (2,340)           757
                                                              ---------       --------
  Net cash used in investing activities.....................   (252,026)      (329,249)
                                                              ---------       --------
FINANCING ACTIVITIES
  Proceeds from issuance of long-term debt..................         --        296,141
  Repayment of long-term debt...............................    (60,586)      (214,493)
  Proceeds from issuance of Common Stock....................         --        165,532
  Dividends.................................................    (36,716)       (31,077)
  Other, net................................................      3,623          1,304
                                                              ---------       --------
  Net cash (used in) provided by financing activities.......    (93,679)       217,407
                                                              ---------       --------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS........    (16,146)       259,187
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............    172,921        110,793
                                                              ---------       --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................  $ 156,775       $369,980
                                                              =========       ========
SUPPLEMENTAL DISCLOSURE
  Interest paid, net of amount capitalized..................  $  72,999       $ 83,410
                                                              =========       ========

   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1 -- BASIS FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

     In the opinion of management, the accompanying unaudited consolidated financial statements contain all normal recurring accruals necessary for a fair presentation. The Company's revenues are moderately seasonal and results for interim periods are not necessarily indicative of the results for the entire year.

     The interim unaudited Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and notes thereto for 1998.

NOTE 2 -- EARNINGS PER SHARE

     Below is a reconciliation between basic and diluted earnings per share for the six months ended June 30, 1999 and 1998 (in thousands, except per share amounts):

                                SIX MONTHS ENDED JUNE 30,        SIX MONTHS ENDED JUNE 30,
                              ------------------------------   ------------------------------
                                           1999                             1998
                              ------------------------------   ------------------------------
                               INCOME    SHARES    PER SHARE    INCOME    SHARES    PER SHARE
                               ------    ------    ---------    ------    ------    ---------
Net Income..................  $175,543                         $157,307
Less: Preferred stock
  dividends.................    (6,254)                          (6,254)
                              --------                         --------
Basic EPS...................  $169,289   169,200     $1.00     $151,053   166,262     $0.91
                                                     -----                            -----
Effect of Dilutive
  Securities:
  Stock options.............               3,432                            6,128
  Convertible preferred
     stock..................     6,254    10,648                  6,254    10,648
                              --------   -------               --------   -------
Diluted EPS.................  $175,543   183,280     $0.96     $157,307   183,038     $0.86
                              ========   =======     =====     ========   =======     =====

NOTE 3 -- COMMITMENTS AND CONTINGENCIES

     CAPITAL EXPENDITURES. The Company currently has a total of nine ships on order. The aggregate contract price of the nine ships, which excludes capitalized interest and other ancillary costs, is approximately $3.6 billion of which the Company has deposited $354.6 million. Additional deposits are due prior to the dates of delivery of $101.6 million in 1999, $88.1 million in 2000 and $25.0 million in 2001. The Company anticipates that overall capital expenditures will be approximately $1.0 billion, $1.2 billion and $1.4 billion for 1999, 2000 and 2001, respectively.

     LITIGATION. Since October 1994, the U.S. Government has been investigating the Company's waste disposal practices through a series of federal grand jury proceedings. In July 1999, the Company entered into a plea agreement with the U.S. Department of Justice in order to resolve those investigations on behalf of the Company. Under the plea agreement, the Company has agreed to plead guilty to twenty-one felony counts and to pay a criminal fine of $18 million to resolve all outstanding counts against the Company. The felony counts relate to the improper disposal of oil-contaminated bilge water and attempts to conceal such activities from the U.S. Coast Guard, the improper disposal of other waste water, known as gray water, that was contaminated with pollutants, and the storage of hazardous waste on land for more than 90 days without a permit. The plea agreement, which also calls for Company probation of up to five years and a Court supervised Environmental Compliance Plan, is subject to the approval of U.S. District Courts in Alaska, California, Florida, New York, Puerto Rico and the Virgin Islands. Although the plea agreement resolves the federal criminal investigation of the Company, it does not preclude the Company from becoming

                          ROYAL CARIBBEAN CRUISES LTD.

subject to additional civil or State actions. The July 1999 plea agreement is in addition to a plea agreement entered into in June 1998 pursuant to which the Company pled guilty to eight felony counts and paid a criminal fine of $9 million for other similar offenses. In August 1999, the State of Alaska filed a civil lawsuit against the Company seeking monetary damages for alleged violations of Alaskan laws relating to the discharge of oil and hazardous waste. The Company is not able at this time to estimate the timing or impact of this lawsuit on the Company.

     Beginning in December 1995, several purported class action suits were filed alleging that Royal Caribbean International and Celebrity misrepresented to its guests the amount of its port charge expenses. The suits seek declaratory relief and damages in an unspecified amount. Beginning in August 1996, several purported class-action suits were filed alleging that Royal Caribbean International and Celebrity should have paid commissions to travel agents on port charges included in the price of cruise fares. The suit seeks damages in an unspecified amount. Similar suits are pending against other companies in the cruise industry. In February 1997, Royal Caribbean International, Celebrity and certain other cruise lines entered into an Assurance of Voluntary Compliance with the Florida Attorney General's office. Under the Assurance of Voluntary Compliance, Royal Caribbean International and Celebrity agreed to include all components of the cruise ticket price, other than governmental taxes and fees, in the advertised price. In January 1999, Royal Caribbean International entered into an agreement to settle certain of the class-action suits filed on behalf of its guests. Celebrity entered into a similar settlement agreement. Under the terms of the settlement agreements, each of Royal Caribbean International and Celebrity will issue travel vouchers having face amounts ranging from $8 to $30, in the case of Royal Caribbean International, and from $20 to $45 in the case of Celebrity, to guests who are U.S. residents and who sailed on Royal Caribbean International or Celebrity, as the case may be, between April 1992 and April 1997. Such vouchers may be applied to reduce the cruise fare of a future cruise on Royal Caribbean International or Celebrity, as the case may be, and are valid for up to three years from the date of issuance. The settlements have received final court approval. Since the amount and timing of the vouchers to be redeemed and the effect of redemption on revenues is not reasonably determinable, the Company has not established a liability for the vouchers and will account for their redemption as a reduction of future revenues. In December 1998, a Florida state court judge dismissed one of the class-action suits filed on behalf of travel agents for failure to state a claim under Florida law. The plaintiff in that case has filed an appeal of that decision. The Company is not able at this time to estimate the timing or impact of the travel agent proceedings on the Company.

     In April 1999 a lawsuit was filed in the United States District Court for the Southern District of New York on behalf of current and former crew members alleging that the Company failed to pay the plaintiffs their full wages. The suit seeks payment of (i) the wages alleged to be owed, (ii) penalty wages under U.S. law and (iii) punitive damages. The Company is not able at this time to estimate the impact of these proceedings on the Company; there can be no assurance that such proceedings, if decided adversely, would not have a material adverse effect on the Company's results of operations.

     The Company is routinely involved in other claims typical to the cruise industry. The majority of these claims are covered by insurance. Management believes the outcome of such other claims which are not covered by insurance would not have a material adverse effect upon the Company's financial condition or results of operations.

                          ROYAL CARIBBEAN CRUISES LTD.

  OTHER

     The Company has a commitment through 2013 to pay a minimum amount for its annual usage of certain port facilities (in thousands):

YEAR
----
1999........................................................  $  6,500
2000........................................................     7,500
2001........................................................     9,500
2002........................................................     9,500
2003........................................................    10,000
Thereafter..................................................   117,000
                                                              --------
                                                              $160,000
                                                              ========

PROSPECTUS

                                  $600,000,000
                          ROYAL CARIBBEAN CRUISES LTD.
                      DEBT SECURITIES, PREFERRED STOCK AND
LOGO                              COMMON STOCK
                            ------------------------

     Royal Caribbean Cruises Ltd. (the "Company") may from time to time offer, together or separately, its (i) senior debt securities (the "Debt Securities"),
(ii) shares of its preferred stock, $.01 par value per share (the "Preferred Stock") and (iii) shares of its common stock, $.01 par value per share (the "Common Stock") in amounts, at prices and on terms to be determined at the time of the offering. To the extent indicated in the accompanying Prospectus Supplement (the "Prospectus Supplement"), one or more Selling Shareholders (as defined herein), may from time to time offer shares of Common Stock. (See "Selling Shareholders.") The Debt Securities, Preferred Stock and Common Stock are collectively called the "Securities."

     The Securities offered pursuant to this Prospectus may be issued in one or more series or issuances and will be limited to $600,000,000 aggregate public offering price (or its equivalent, based on the applicable exchange rate at the time of sale, in one or more foreign currencies, currency units or composite currencies as shall be designated by the Company). Certain specific terms of the particular Securities in respect of which this Prospectus is being delivered are set forth in the Prospectus Supplement, including, where applicable, (i) in the case of Debt Securities, the specific title, aggregate principal amount, the denomination, maturity, premium, if any, the interest rate (which may be fixed, floating or adjustable), the time and method of calculating payment of interest, if any, the place or places where principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, the currency in which principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, any terms of redemption at the option of the Company or the holder, any sinking fund provisions, terms for any conversion or exchange into other Securities or property, the initial public offering price and other special terms, (ii) in the case of Preferred Stock, the specific title, the aggregate number of shares offered, any dividend (including the method of calculating payment of dividends), liquidation, redemption, voting and other rights, any terms for any conversion or exchange into other Securities and the initial public offering price and other terms and (iii) in the case of Common Stock, the terms of the offering and the sales thereof. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities.

     The Company's Common Stock is listed on the New York Stock Exchange under the trading symbol "RCL." Any Common Stock sold pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance. The Company's Common Stock is also listed on the Oslo Stock Exchange under the symbol "'RCL."

     Unless otherwise specified in a Prospectus Supplement, the Debt Securities, when issued, will be unsecured senior obligations of the Company and will rank equally with all other unsecured and unsubordinated indebtedness of the Company.

     The Prospectus Supplement will contain information concerning certain United States federal income tax considerations, if applicable to the Securities offered.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

     The Securities will be sold directly, through agents, underwriters or dealers as designated from time to time, or through a combination of such methods. If agents of the Company, the Selling Shareholders or any dealers or underwriters are involved in the sale of the Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts will be set forth in or may be calculated from the Prospectus Supplement with respect to such Securities.

                            ------------------------

                  The date of this Prospectus is May 15, 1998.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THIS OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION."

                             ---------------------

                      ENFORCEABILITY OF CIVIL LIABILITIES

     The Company is a Liberian corporation and the Selling Shareholders are foreign corporations or partnerships. Certain of the directors and controlling persons of the Company and the Selling Shareholders are residents of jurisdictions other than the United States and all or a substantial portion of their assets and a significant portion of the assets of the Company and the Selling Shareholders are located outside the United States. As a result, it may be difficult for investors to effect service within the United States upon those directors and controlling persons who are not residents of the United States and to realize in the United States upon judgments of courts of the United States predicated upon civil liability under the Securities Act of 1933, as amended (the "Securities Act"). In addition, investors should not assume that courts in Liberia, or in the countries where such directors or controlling persons reside or in which the assets of the Company or such persons are located (i) would enforce judgments of United States courts obtained in actions against the Company or Selling Shareholders or such persons predicated upon the civil liability provisions of the United States federal securities laws; or (ii) would enforce, in original actions, liabilities against the Company or Selling Shareholders or such persons predicated solely upon the United States federal securities laws.

                             AVAILABLE INFORMATION

     The Company is subject to certain informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"), all of which may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices at 500 West Madison Street, 14th Floor, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Commission at prescribed rates through its Public Reference Section at 450 Fifth Street, N.W. Washington, D.C. 20549. The Company's Common Stock is listed on the New York Stock Exchange, and accordingly, such reports and other information can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of the Registration Statement on Form F-3 filed by the Company with the Commission under the Securities Act. This Prospectus and the accompanying Prospectus Supplement omit certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Securities, reference is made to the Registration Statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus as to the contents of certain documents are not necessarily complete, and, with respect to each such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, reference is made to the copy of the document so filed. Each statement is qualified in its entirety by such reference.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT

THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THEIR RESPECTIVE DATES.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1997 (File No. 1-11884) has been filed with the Commission pursuant to the Exchange Act and is incorporated herein by reference. The Company's Form 6-K filed with the Commission on August 8, 1997 pursuant to the Exchange Act is incorporated herein by reference.

     All reports on Form 20-F filed by the Company pursuant to the Exchange Act, and, to the extent designated therein, any report on Form 6-K filed by the Company prior to the termination of the offering contemplated hereby shall be incorporated by reference in this Prospectus or in any Prospectus Supplement from the date of filing or furnishing of such documents or reports.

     Any statement contained in a document incorporated by reference herein or in any Prospectus Supplement shall be deemed to be modified or superseded for purposes of this Prospectus and such Prospectus Supplement to the extent that a statement contained herein or therein or in any other subsequently filed document which also is incorporated by reference herein or therein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

     The Company will provide without charge to each person to whom a copy of this Prospectus or any Prospectus Supplement is delivered, upon the request of any such person, including any beneficial owner, a copy of any or all of the documents referred to above which have been or may be incorporated herein or therein by reference (other than certain exhibits to such documents). Requests should be directed to Corporate Secretary, 1050 Caribbean Way, Miami, Florida 33132 (telephone: (305) 539-6000).

                                  THE COMPANY

     The Company, together with its subsidiaries, including Celebrity Cruise Lines Inc., is the world's second largest cruise company with 16 cruise ships and a total of 29,200 berths as of March 31, 1998. The Company offers more than 90 different itineraries that call on more than 130 destinations on four continents.

     The Company is a corporation organized under the laws of the Republic of Liberia. The registered office of the Company in Liberia is at 80 Broad Street, Monrovia, Liberia. The principal executive office of the Company is located at 1050 Caribbean Way, Miami, Florida 33132, and its telephone number at that address is (305) 539-6000.

                                USE OF PROCEEDS

     Unless otherwise specified in the Prospectus Supplement, the net proceeds from the sale of the Securities will be used by the Company for capital expenditures, the repayment of indebtedness, working capital and general corporate purposes. The Company will not receive any proceeds from sales of Common Stock by the Selling Shareholders.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for the Company for each of the last five fiscal years prior thereto. For the purpose of calculating such ratio, earnings include net income plus fixed charges, excluding capitalized interest. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. The Company has assumed that one-third of rental expense is representative of the interest factor. There was no Preferred Stock outstanding for each of the last four fiscal years ended December 31, 1996. Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is identical to the ratio of earnings to fixed charges for those periods.

          FISCAL YEAR
--------------------------------
1997*  1996   1995   1994   1993
-----  ----   ----   ----   ----
 2.1   2.4    2.9    3.6    2.8

---------------

* The ratio of earnings to combined fixed charges and preferred stock dividends for the fiscal year ended December 31, 1997 is 2.0.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities are to be issued in one or more series under an Indenture as amended or supplemented from time to time (the "Indenture"), between the Company and The Bank of New York, as successor to NationsBank of Georgia, National Association, as Trustee. The term "Trustee," as used herein, shall mean The Bank of New York; if at any time there is more than one Trustee acting under the Indenture, the term "Trustee" as used herein with respect to Debt Securities of any particular series shall mean the Trustee with respect to the Debt Securities of such series. The Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and is subject to and governed by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following summary of certain provisions of the Indenture and the Debt Securities does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Indenture, including the definitions therein of certain terms and of those terms made a part thereof by the Trust Indenture Act. All section references herein are to sections of the Indenture and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

     The particular terms of each series of Debt Securities, as well as any modification or addition to the general terms of the Debt Securities as herein described, which may be applicable to a particular series of Debt Securities, are described in the Prospectus Supplement relating to such series of Debt Securities.

GENERAL

     The Debt Securities will be unsecured senior obligations of the Company and will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The Indenture provides that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case in such forms and with such terms as are established for the Debt Securities of such series in or pursuant to Board Resolution or indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of any Holder, for issuances of additional Debt Securities of such series. (Sections 301 and 303) The Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities.

     Reference is made to the Prospectus Supplement relating to the Debt Securities of each series for the following terms, where applicable, of the Debt Securities of such series: (1) the title of such Debt Securities; (2) the aggregate principal amount of Debt Securities and any limit on the aggregate principal amount of such Debt Securities; (3) the Person to whom any interest (each reference to

"interest" includes any applicable Additional Amounts, as defined under "--Tax Related Considerations -- Payment of Additional Amounts") on such Debt Securities shall be payable, if other than the Person in whose name a Debt Security is registered at the close of business on the Regular Record Date for such interest; (4) the date or dates, or the method by which such date or dates will be determined, on which the principal of such Debt Securities is payable;
(5) the rate or rates (which may be fixed or variable) at which such Debt Securities will bear interest, if any, or the method or methods by which such rate or rates shall be determined, the date or dates from which such interest will accrue, the Interest Payment Dates on which any such interest shall be payable and the Regular Record Date for any interest payable on any Interest Payment Date, or the method or methods by which such date or dates shall be determined, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months; (6) the place or places where the principal of and any premium and interest on such Debt Securities shall be payable; (7) the period or periods within which, the price or prices at which, the currency or currencies, currency unit or composite currency in which, and the other terms and conditions upon which, such Debt Securities may be redeemed, in whole or in part, at the option of the Company; (8) the obligation, if any, of the Company to redeem, repay, or purchase such Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof and the period or periods within which, the price or prices at which, the currency or currencies, currency unit or composite currency in which, and the other terms and conditions upon which such Debt Securities shall be redeemed, repaid or purchased; (9) the right of the Company to defease such Debt Securities or certain restrictive covenants applicable thereto and certain Events of Default under certain circumstances (see "--Defeasance -- Defeasance and Discharge -- Defeasance of Certain Covenants"); (10) if other than in United States dollars, the currency or currencies, currency unit or composite currency, of payment of principal of and any premium and interest on such Debt Securities and the equivalent thereof in United States dollars; (11) any index, formula or other method used to determine the amount of payments of principal of or any premium and interest on such Debt Securities; (12) if such Debt Securities will be issuable only in the form of a global security as described under "Book-Entry Debt Securities," the Depositary or its nominee with respect to such Debt Securities and the circumstances under which the global security may be registered for transfer or exchange or authenticated and delivered in the name of a Person other than the Depositary or its nominee; (13) if other than the principal of or any premium or interest on such Debt Securities is to be payable, at the election of the Company or a Holder thereof, in a currency or currencies, currency unit or units or composite currency or currencies other than that in which such Debt Securities are denominated or stated to be payable, the terms and conditions upon which such election may be made; (14) if other than the entire principal amount thereof, the portion of the principal amount of such Debt Securities which shall be payable upon declaration of acceleration or, if applicable, the portion of the principal amount of such Debt Securities that is convertible in accordance with the provisions of the Indenture; (15) provisions, if any, granting special rights to the Holders of such Debt Securities upon the occurrence of such events as may be specified; (16) any deletions from, modifications of or additions to, the Events of Default or covenants of the Company with respect to such Debt Securities, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth herein; (17) whether and under what circumstances the Company will not pay Additional Amounts on such Debt Securities to any Holder in respect of any tax, assessment or governmental charge and, if so, whether the Company will not have the option to redeem such Debt Securities rather than pay such Additional Amounts (and the terms of any such option); (18) the obligation, if any, of the Company to permit the conversion of such Debt Securities into the Company's Common Stock or Preferred Stock, as the case may be, and the terms and conditions upon which such conversion shall be effected (including, without limitation, the initial conversion price or rate, the conversion period, any adjustment of the applicable conversion price and any requirements relative to the reservation of such shares for purposes of conversion); and (19) any other terms of the Debt Securities. (Section 301)

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). Special U.S.

federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof. (Section 302)

     Unless otherwise specified in the applicable Prospectus Supplement, the principal of and any premium and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee, currently located at Towermarc Plaza, 10161 Centurion Parkway, Jacksonville, Florida 32256, provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register or by wire transfer of funds to such Person at an account maintained within the United States. (Sections 301, 305, 306, 307 and 1002)

     Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record Date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to the Holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture.

     Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the Trustee referred to above. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion, if convertible, or registration of transfer thereof at the corporate trust office of the Trustee referred to above. Every Debt Security surrendered for conversion, registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305) If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities. (Section 1002)

     Neither the Company nor the Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series, if such security may be among those selected for redemption, during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; or (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption in whole or in part, except the unredeemed portion of any Debt Security being redeemed in part. (Section 305)

COVENANTS

     The particular covenants, if any, relating to any series of Debt Securities will be described in the Prospectus Supplement relating to such series. If any such covenants are described, the Prospectus Supplement will also state whether the "covenant defeasance" provisions described below also apply.

RESTRICTIONS ON CONSOLIDATION, MERGER AND CERTAIN SALES OF ASSETS

     Without the consent of the Holders, the Company may consolidate with or merge with or into, or convey, transfer or lease its properties and assets substantially as an entirety to any Person and may permit any Person to merge with or into, or convey, transfer or lease its properties and assets substantially as an entirety to the Company, provided that (a) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company as a result thereof as having been incurred by the Company at the time of such transaction, no Event of Default and no event which after notice or lapse of time or both would become an Event of Default shall have occurred and be continuing and (b) the successor Person assumes all the obligations of the Company under the Indenture; provided that any such successor Person shall be a corporation, trust or partnership organized under the laws of the United States, any state thereof, the District of Columbia, the Republic of Liberia or any country recognized by the United States. (Article Eight)

EVENTS OF DEFAULT

     Except as may otherwise be provided in a Prospectus Supplement with respect to a particular series of Debt Securities, the following events in respect to a particular series of Debt Securities are defined as "Events of Default": (a) failure to pay interest or any Additional Amounts for 30 days after becoming due on such Debt Securities; (b) failure to pay the principal or premium, if any, when due at maturity on such Debt Securities; (c) default in the deposit of any sinking fund payment, when and as due by the terms of the Debt Securities of such series; (d) failure to perform any other covenants in the Indenture for a period of 60 days after written notice as provided in the Indenture; (e) failure to pay when due any payment on, or the acceleration of, indebtedness for money borrowed by the Company aggregating in excess of $30 million under any mortgages, indentures (including the Indenture) or instruments under which the Company may have issued, or which there may have been secured or evidenced, any indebtedness for money borrowed by the Company, if such indebtedness is not discharged or such acceleration is not annulled within 30 days after written notice as provided in the Indenture; (f) certain events of bankruptcy, insolvency or reorganization; or (g) any other Event of Default provided with respect to Debt Securities of that series. (Section 501)

     In case an Event of Default shall occur and be continuing in respect of any series of Debt Securities, either the Trustee or the Holders of not less than 25% in the aggregate principal amount of the Debt Securities of such series then outstanding may declare the principal amount (or, if the Debt Securities of such series are Original Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of such series) of all of the Debt Securities of such series to be immediately due and payable. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in principal amount of the Debt Securities outstanding of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502)

     The Indenture requires the Company to file annually with the Trustee a certificate of the Company's principal executive, financial or accounting officer as to his or her knowledge of the Company's compliance with all conditions and covenants of the Indenture. (Section 1005)

     Reference is made to the Prospectus Supplement relating to each series of Debt Securities that are Original Issue Discount Securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

     Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Indenture provides that the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of Holders unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for indemnification and certain rights of the Trustee, the Indenture provides that the Holders of a majority in principal amount of the Debt Securities then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Section 512)

DEFEASANCE

     The Indenture shall cease to be of further effect with respect to the Debt Securities of any series (except as to rights of registration of transfer and exchange of Debt Securities and any rights to receive Additional Amounts) when all such Debt Securities have been delivered to the Trustee for cancellation or have become due and payable or will upon Stated Maturity or redemption within one year become due and payable and the Company has irrevocably deposited with the Trustee as trust funds for the purpose an amount in the currency or currencies, currency unit or composite currency sufficient to pay and discharge the entire indebtedness on such Debt Securities.

     The Prospectus Supplement relating to the Debt Securities of any series will state if any additional defeasance provisions will apply to the Debt Securities of such series.

  Defeasance and Discharge

     The Indenture provides, with respect to the Debt Securities of any series to the extent established in the terms thereof, that the Company will be deemed discharged from any and all obligations in respect of the Debt Securities of such series (except for the obligation to pay Additional Amounts and certain obligations to register the transfer or exchange of Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, to maintain paying agencies and hold moneys for payment in trust) upon the deposit with the Trustee, in trust, funds in such currency or currencies, currency unit or composite currency in which such Debt Securities are payable or with respect to Debt Securities denominated in United States dollars, U.S. Government Obligations (as defined) or both, which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay any installment of principal of (and premium, if any) and each installment of interest on the Debt Securities of such series on the Stated Maturity of such payments in accordance with the terms of the Indenture and such Debt Securities of such series. Such option may be exercised only if the Company has delivered to the Trustee an independent opinion of counsel to the effect that, among other things, there has been a change in federal income tax law or the judicial interpretation thereof, or there has been published by, or the Company has received from, the United States Internal Revenue Service a ruling to the effect that, in each case, such a discharge will not be deemed, or result in, a taxable event with respect to the Holders of the Debt Securities of such series. (Section 403)

  Defeasance of Certain Covenants

     The Indenture provides, with respect to the Debt Securities of any series to the extent established in the terms thereof, that the Company may omit to comply with certain restrictive covenants applicable to such Debt Securities (except for the obligation to pay Additional Amounts) and, that such omissions shall not be deemed to be Events of Default under the Indenture and the Debt Securities of such series if the Company deposits with the Trustee, in trust, funds in such currency or currencies, currency unit or composite currency in which such Debt Securities are payable or with respect to Debt Securities denominated in United States dollars, U.S. Government Obligations or both, which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay principal (and premium, if any) and interest and any mandatory sinking fund payments in respect of the Debt Securities on the Stated Maturity of such payments in accordance with the terms of the Indenture and such Debt Securities. The Company will also be required to deliver to the Trustee, among other things, an opinion of counsel to the effect that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit and defeasance had not occurred. (Section 1004)

MODIFICATION OF THE INDENTURE

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by such modification or amendment; provided that no such modification or amendment, without the consent of the holders of each of the Debt Securities affected thereby may (i) change the stated maturity of the principal of, or any installment of principal of or interest on, any Debt Security, or reduce the principal amount thereof or the rate of interest thereon or any Additional Amounts or any premium payable upon the redemption thereof, or reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to the terms of the Indenture, or change any place of payment where, or the coin or currency, currency unit or units or composite currency or currencies in which, any Security or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption
Date); (ii) reduce the percentage in principal amount of the outstanding Debt Securities of any series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or certain defaults thereunder and their consequences) provided for in the Indenture; or
(iii) modify any of the provisions relating to supplemental indentures, waiver of past defaults or waiver of certain covenants, except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Debt Security affected thereby. (Section 902)

     Modifications and amendments of the Indenture may be made by the Company and the Trustee without the consent of any Holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company in the Indenture and in the Debt Securities as obligor under the Indenture; (ii) to add to the covenants of the Company for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Company in the Indenture; (iii) to add additional Events of Default; (iv) to add or change any provisions of the Indenture to such extent as shall be necessary to permit or facilitate the issuance of Debt Securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of Debt Securities in uncertificated form; (v) to add to, change or eliminate any of the provisions of the Indenture in respect of one or more series of Securities, provided that any such addition, change or elimination (1) shall neither (A) apply to any Debt Security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (B) modify the rights of the Holder of any such Debt Security with respect to such provision or
(2) shall become effective only when there is no such Debt Security outstanding;
(vi) to establish the form or terms of Securities of any series as permitted by the Indenture, including the provisions and procedures relating to the Securities convertible into Common Stock or Preferred Stock, as the case may be;
(vii) to evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee with respect to the Debt Securities of one or more series and to add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts under the Indenture by more than one Trustee; (viii) to secure the Debt Securities; (ix) to supplement any of the provisions of the Indenture to such extent as shall be necessary to permit or facilitate the defeasance and discharge of any series of Debt Securities pursuant to the Indenture; provided, that any such action shall not adversely affect the interests of the Holders of Debt Securities of such series or any other series of Debt Securities in any material respect; or (x) to cure any ambiguity, to correct or supplement any provision in the Indenture which may be inconsistent with any other provision in the Indenture, or to make any other provisions with respect to matters or questions arising under the Indenture, provided that such action shall not adversely affect the interests of the Holders of Debt Securities of any series in any material respect. (Section 901)

CONVERSION RIGHTS

     The terms and conditions, if any, upon which the Debt Securities are convertible into Common Stock or Preferred Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Common Stock or Preferred Stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the Holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities.

BOOK-ENTRY DEBT SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the applicable Prospectus Supplement relating to such series. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of the outstanding Debt Securities of the series to be represented by such Global Security or Securities. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series. (Sections 301 and 305)

TAX RELATED CONSIDERATIONS

  Payment of Additional Amounts

     The Company will agree that any amounts to be paid by the Company with respect to any series of Debt Securities will be made free and clear of and without deduction or withholding for or on account of any and all present or future tax, duty, levy, impost, assessment or other governmental charges imposed or levied by or on behalf of the Liberian government or the government of the jurisdiction of a successor to the Company or any authority or agency therein having power to tax (hereinafter "Taxes") unless the Company is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If the Company is so required to deduct or withhold any amount, for or on account of Taxes, from any payment made under or with respect to any series of Debt Securities, the Company will pay such additional amounts (the "Additional Amounts") as may be necessary so that the net payment received by each Holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the Holder would have received if such Taxes had not been withheld or deducted; provided, that no Additional Amounts will be payable with respect to a payment made to a Holder which is subject to such Taxes by reason of its being connected with the government of the jurisdiction of the organization of the Company or territory thereof otherwise than by the mere holding of the Debt Securities or the receipt of payments thereunder (referred to herein as an "Excluded Holder"); provided, further, that no Additional Amounts will be payable with respect to a payment made to a Holder, if the Company would not be required to withhold or deduct any amount from or on account of Taxes from any payment made to such Holder, if such Holder filed a form with the relevant government with no other consequence to such Holder. The Company will also (1) make such withholding or deduction and (2) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Company will furnish the Holders, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Company. The Company will indemnify and hold harmless each Holder and upon written request reimburse each Holder for the amount of any (a) Taxes levied or imposed on and paid by such Holder as a result of payments with respect to the Debt Securities (other than an Excluded Holder); (b) liability (including penalties, interest and expense) arising therefrom and (c) Taxes imposed with respect to any reimbursement pursuant to this covenant. (Section 1007)

  Redemption or Assumption of Debt Securities under Certain Circumstances

     If as a result of any change in, or amendment to, (i) the laws (including any regulations promulgated thereunder) of Liberia (or any political subdivision or taxing authority thereof) or (ii) the laws (including any regulations promulgated thereunder) of any jurisdiction in which the Company is organized (or any political subdivision or taxing authority therein), it is determined by the Company based upon an opinion of independent counsel that as a result of any change in, or amendment to, any official position regarding the application or interpretation of such laws or regulations, which change or amendment is announced or becomes effective on or after the date of the Indenture, the Company would be required to pay an Additional Amount, then the Company may, at its option, on giving not less than 30 days' nor more than 60 days' notice (which shall be irrevocable) redeem the Debt Securities in whole, but not in part, at any time at a redemption price equal to 100% of the principal amount plus accrued interest to the date fixed for redemption provided that (a) no notice of redemption may be given more than 90 days prior to the earliest date on which the Company would be obligated to pay Additional Amounts and (b) at the time such notice of redemption is given, the obligation to pay Additional Amounts remains in effect. (Section 1108)

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.01 per share, and 20,000,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock"). The following summary description of the capital stock of the Company does not purport to be complete and is qualified in its entirety by reference to the Company's Restated Articles of Incorporation (the "Restated Articles of Incorporation"), a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is part and the certificate of designations which will be filed with the Commission in connection with any offering of Preferred Stock.

COMMON STOCK

     General. The directors of a Liberian corporation generally have power to cause shares of any authorized class to be issued for any corporate purpose.

     Holders of Common Stock are entitled to one vote per share on all matters submitted to shareholders, and the presence in person or by proxy of holders entitled to cast a majority of the total number of votes which may be cast at any meeting of shareholders shall constitute a quorum for the transaction of business at such meeting, except as otherwise provided in the Business Corporation Act of Liberia, as amended (the "Business Corporation Act"). The holders of Common Stock are not subject to further calls or assessments by the Company and, pursuant to the Company's Restated Articles of Incorporation, will have no preemptive, subscription or conversion rights. The Common Stock is not redeemable by the Company.

     Neither Liberian law nor the Restated Articles of Incorporation and other constituent documents of the Company provide for any limitations on the right of persons who are not citizens or residents of Liberia to hold or vote the Common Stock.

     Dividends. Holders of Common Stock have an equal right to receive dividends when and if declared by the Company's Board of Directors out of funds legally available therefor.

OTHER MATTERS

     Sales of Assets, Mergers and Liquidation. Under the Business Corporation Act, the sale of all or substantially all of the Company's assets and the liquidation and non-judicial dissolution of the Company are required to be approved by the holders of 66 2/3% of the outstanding shares of Common Stock. Holders of a majority of the outstanding shares of Common Stock may institute judicial dissolution proceedings in accordance with the Business Corporation Act. In the event of the liquidation or dissolution of the Company, the holders of the Common Stock will be entitled to share pro rata in the net assets of the Company available for distribution to them, after payment to all creditors and the liquidation preferences of any outstanding Preferred Stock of the Company.

     Under the Business Corporation Act, a merger or consolidation involving the Company (other than with subsidiaries at least 90% of whose shares are owned by the Company) is required to be approved by the holders of a majority of the outstanding shares of Common Stock.

     Under the Business Corporation Act, amendments to the articles of incorporation of a Liberian company may be authorized by vote of the holders of a majority of all outstanding shares. However, in the case of provisions in articles of incorporation requiring the approval of a super-majority of the members of the Board of Directors or outstanding shares of Common Stock as a condition to the taking of specified corporate actions, the Business Corporation Act requires the approval of the holders of 66 2/3% of the outstanding shares of Common Stock for the addition, deletion or amendment of any of such provisions.

     Call of Meetings. Shareholders of the Company generally may call for meetings of shareholders only if there has been a failure to hold an annual meeting.

     Election of Directors. Pursuant to the Restated Articles of Incorporation, directors of the Company are elected by a majority of the votes cast by shareholders entitled to vote, and cumulative voting is not permitted.

     Dissenters' Rights of Appraisal and Payment. Under Liberian law, shareholders of the Company have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of the assets of the Company not made in the usual course of its business, and receive payment of the fair value of their shares. In the event of any further amendment of the Restated Articles of Incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. A condition for such payment is that the dissenting shareholders follow the procedures set forth in the Business Corporation Act. In the event that the Company and any dissenting shareholders fail to agree on a price for the shares, such procedures involve, among other things, the institution of proceedings in the circuit court in the judicial circuit in Liberia in which the Company's Liberian office is situated. The value of the shares of the dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

     Shareholders' Derivative Actions. Under Liberian law, any shareholder of the Company may bring action in the name of the Company to procure a judgment in its favor (a "derivative action"), provided that such shareholder is a holder of Common Stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

     Limitations Under Indebtedness. Agreements governing certain of the Company's indebtedness contain certain restrictive covenants that impose restrictions (subject to certain exceptions) on the Company and its subsidiaries' ability to take certain corporate actions, including the payment of dividends and the redemption of Common Stock under certain circumstances.

     Certain Corporate Actions. The Company's Restated Articles of Incorporation provide that during the period that the Shareholders Agreement dated as of February 1, 1993 between A. Wilhelmsen AS. and Cruise Associates remains in effect, the Board of Directors may not approve certain corporate actions unless such actions are approved by one non-independent director of the Company nominated by Wilhelmsen and one non-independent director of the Company nominated by Cruise Associates.

     Transfer Agent and Registrar. The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

PREFERRED STOCK

     In February, 1997, the Company issued 3,450,000 shares of its Series A Convertible Preferred Stock (the "Series A Preferred Stock") which pays cumulative dividends at the annual rate of $3.625 per share. Such stock is convertible into Common Stock at the option of the holder at any time at a conversion price of $32.40 per share of Common Stock, subject to adjustment, and is redeemable by the Company on and after February 17, 2000. The Series A Preferred Stock ranks senior to the Common Stock with respect to the payment of dividends and amounts upon liquidation, dissolution or winding up. The foregoing summary is qualified in its entirety by reference to the certificate of the powers, designations, preferences and rights of the Series A Preferred Stock, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is part.

     Certain terms of any other series of Preferred Stock offered by any Prospectus Supplement will be described in the Prospectus Supplement relating to such series of Preferred Stock. The Board of Directors of the Company is authorized to provide for the issuance of Preferred Stock in one or more series with such distinctive designations as may be stated in the resolution or resolutions providing for the issue of such Preferred Stock. At the time that any series of Preferred Stock is authorized, the Board of Directors would fix the dividend rights, any conversion rights, any voting rights, redemption provisions, liquidation preferences and any other rights, preferences, privileges and restrictions of such series, as well as the number of shares constituting such series and the designation thereof. The Board of Directors could, without shareholder approval, cause the Company to issue Preferred Stock which has voting, conversion and other rights which could adversely affect the holders of Common Stock or make it more difficult to effect a change in control of the Company. The Preferred Stock could be used to dilute the stock ownership of persons seeking to obtain control of the Company and thereby hinder a possible takeover attempt which, if shareholders were offered a premium over the market value of their shares, might be viewed as being beneficial to the shareholders of the Company. In addition, the Preferred Stock could be issued with voting, conversion and other rights and preferences which would adversely affect the voting power and other rights of holders of Common Stock.

LIABILITY OF DIRECTORS AND OFFICERS

     The Restated Articles of Incorporation and By-Laws contain provisions which eliminate the personal liability of directors and officers for monetary damages resulting from breaches of their fiduciary duties other than liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transactions in which the director derived an improper personal benefit. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

                              SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock of the Company as of March 31, 1998 for certain shareholders of the Company (the "Selling Shareholders"). To the extent indicated in the accompanying Prospectus Supplement, one or more of the Selling Shareholders may from time to time offer shares of Common Stock for sale.

                                                                     SHARES OWNED
                                                                   BENEFICIALLY(1)
                                                                ----------------------
NAME                                                              NUMBER       PERCENT
----                                                            -----------    -------
A. Wilhelmsen AS.(2)........................................     23,564,665      27.9%
Cruise Associates(3)........................................     25,390,950      30.1%
Archinav Holdings, Ltd......................................      3,798,621       4.5%
Monument Capital Corporation(4).............................        785,706       0.9%

---------------

(1) For purposes of this table, any security which a person or group has a right to acquire within 60 days after March 31, 1998 is deemed to be owned by such person or group. Such security is deemed to be outstanding for the purpose of computing the percentage of ownership of such person or group, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person or group.
(2) Includes 15,950 shares of Common Stock issuable upon exercise of options under the Company's 1990 Shareholders Stock Option Plan. A. Wilhelmsen AS. is a Norwegian corporation, the indirect beneficial owners of which are members of the Wilhelmsen family of Norway.
(3) Includes 15,950 shares of Common Stock issuable upon exercise of options under the Company's 1990 Shareholders Stock Option Plan. Cruise Associates is a Bahamian general partnership, the indirect beneficial owners of which are various trusts primarily for the benefit of certain members of the Pritzker family of Chicago, Illinois, and various trusts primarily for the benefit of certain members of the Ofer family.
(4) Monument Capital Corporation is a Liberian corporation which holds shares of Common Stock as nominee for various trusts primarily for the benefit of certain members of the Fain family. Mr. Fain disclaims beneficial ownership to some or all of the shares of Common Stock held by Monument Capital Corporation.

                              PLAN OF DISTRIBUTION

     The Company and the Selling Shareholders may sell Securities to or through underwriters and also may sell Securities directly to other purchasers or through agents. This Prospectus is not the exclusive means for resales of Common Stock owned by the Selling Shareholders which may, for example, sell Common Stock under Rule 144 under the Securities Act.

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     Sales of Common Stock offered hereby may be effected from time to time in one or more transactions on the New York Stock Exchange, the Oslo Stock Exchange or in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at other negotiated prices.

     In connection with the sale of Securities, underwriters or agents may receive compensation from the Company, the Selling Shareholders or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company or the Selling Shareholders and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company or the Selling Shareholders will be described, in the Prospectus Supplement. The Company will bear all of the expenses allocable to Common Stock sold for the Selling Shareholders' accounts, other than underwriters' discounts, commissions and transfer taxes.

     Under agreements which may be entered into by the Company or the Selling Shareholders, underwriters and agents who participate in the distribution of Securities may be entitled to indemnification by the Company or the Selling Shareholders against certain liabilities, including liabilities under the Securities Act.

     If so indicated in the Prospectus Supplement, the Company or the Selling Shareholders will authorize underwriters or other persons acting as the Company's or the Selling Shareholders' agents to solicit offers by certain institutions to purchase Securities from the Company or the Selling Shareholders pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company or the Selling Shareholders. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

     Until the distribution of the Securities is completed, rules of the Commission may limit the ability of underwriters and certain selling group members to bid for and purchase the Securities. As an exception to these rules, underwriters are permitted to engage in certain transactions that stabilize the price of the Securities. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Securities.

     If any underwriters create a short position in the Securities in connection with the Offering, i.e., if they sell more Securities than are set forth on the cover page of this Prospectus, the underwriters may reduce that short position by purchasing Securities in the open market.

     Underwriters may also impose a penalty bid on certain selling group members. This means that if the underwriters purchase Securities in the open market to reduce the underwriters' short position or to stabilize the price of the Securities, they may reclaim the amount of the selling concession from the selling group members who sold those Securities as part of the Offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the Securities to the extent that it discourages resales of the Securities.

     Neither the Company nor any underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Securities. In addition, neither the Company nor any underwriters make any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Certain of the underwriters or agents and their associates may engage in transactions with and perform services for the Company or the Selling Shareholders in the ordinary course of business.

     The Securities may or may not be listed on a national securities exchange (other than the Common Stock, which is listed on the New York Stock Exchange). Any Common Stock sold pursuant to a Prospectus Supplement will be listed on the New York Stock Exchange, subject to official notice of issuance. No assurances can be given that there will be an active trading market for the Securities.

                             VALIDITY OF SECURITIES

     The validity of the Debt Securities and certain legal matters with respect to the Common Stock and Preferred Stock will be passed upon for the Company by Davis Polk & Wardwell. The validity of the Common Stock and the Preferred Stock will be passed upon by Watson, Farley & Williams. Certain legal matters will be passed upon for any underwriters or agents by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations). Davis Polk & Wardwell and Fried, Frank, Harris, Shriver & Jacobson will rely on Watson, Farley & Williams with respect to matters regarding Liberian law. Davis Polk & Wardwell represented Wilhelmsen in connection with its acquisition of Common Stock of the Company and provides legal services for Wilhelmsen.

                                    EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 1997, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Celebrity Cruise Lines Inc. and subsidiaries as of December 31, 1996 and for the year then ended have been incorporated herein by reference to the Company's Report on Form 6-K dated August 6, 1997 and are included in reliance on the report of Ernst & Young and Moore Stephens, independent auditors, given on the authority of such firms as experts in auditing and accounting.

------------------------------------------------------
------------------------------------------------------

  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                            ------------------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                        Page
                                        ----
Prospectus Supplement Summary.........   S-3
Risk Factors..........................   S-9
Forward-Looking Statements............  S-12
Use of Proceeds.......................  S-13
Common Stock Prices and Dividends.....  S-13
Capitalization........................  S-14
Selected Financial Data...............  S-15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................  S-17
The Company...........................  S-26
Management............................  S-39
Shares Eligible for Future Sale.......  S-39
Principal and Selling Shareholders....  S-41
Certain Income Tax Consequences.......  S-43
Exchange Controls.....................  S-43
Underwriting..........................  S-44
Experts...............................  S-46
Index to Consolidated Financial
  Statements..........................   F-1
                 Prospectus
Enforceability of Civil Liabilities...     2
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     3
The Company...........................     3
Use of Proceeds.......................     3
Ratio of Earnings to Fixed Charges....     4
Description of Debt Securities........     4
Description of Capital Stock..........    12
Selling Shareholders..................    14
Plan of Distribution..................    14
Validity of Securities................    16
Experts...............................    16

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                               10,800,000 Shares

                          ROYAL CARIBBEAN CRUISES LTD.

                                  Common Stock
                            ------------------------

                             (ROYAL CARIBBEAN LOGO)

                            (CELEBRITY CRUISE LOGO)
                            ------------------------
                              GOLDMAN, SACHS & CO.

                              MERRILL LYNCH & CO.

                         BANC OF AMERICA SECURITIES LLC
                            WILLIAM BLAIR & COMPANY
                           A.G. EDWARDS & SONS, INC.
                            LAZARD FRERES & CO. LLC
                        RAYMOND JAMES & ASSOCIATES, INC.
                      Representatives of the Underwriters
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